                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-24773

                   SUBJECT TO COMPLETION DATED MARCH 12, 1998
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 22, 1997)

LOGO
COMMERCIAL NET LEASE REALTY, INC.
$50,000,000
         % Notes due 2005
ISSUE PRICE:           %

$50,000,000
         % Notes due 2008
ISSUE PRICE:           %

Interest payable              and

Interest on the      % Notes due 2005 (the "2005 Notes") and the      % Notes
due 2008 (the "2008 Notes" and, together with the 2005 Notes, the "Notes") of Commercial Net Lease Realty, Inc. (the "Company") offered hereby is payable
semi-annually on             and             , commencing             , 1998.
See "Description of Notes -- Principal and Interest." The 2005 Notes will mature
on             , 2005 and the 2008 Notes will mature on             , 2008. The
Notes may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and
(ii) the Make-Whole Amount (as defined herein), if any. See "Description of Notes -- Optional Redemption."

The Notes will be represented by one or more Global Securities (as hereinafter defined) registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, Notes in definitive form will not be issued. See "Description of Notes."

SEE "RISK FACTORS" COMMENCING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                                               UNDERWRITING
                                                            PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                           PUBLIC (1)         COMMISSIONS (2)      COMPANY (1)(3)
--------------------------------------------------------------------------------------------------------------------
Per 2005 Note                                          %                    %                    %
--------------------------------------------------------------------------------------------------------------------
Total                                                  $                    $                    $
--------------------------------------------------------------------------------------------------------------------
Per 2008 Note                                          %                    %                    %
--------------------------------------------------------------------------------------------------------------------
Total                                                  $                    $                    $
--------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from             , 1998.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $70,000.

The Notes are offered, subject to sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Underwriters. It is expected that
delivery of the Notes will be made on or about March   , 1998 through the
facilities of DTC, against payment therefor in immediately available funds.

J.P. MORGAN & CO.
                         GOLDMAN, SACHS & CO.
                                                            SALOMON SMITH BARNEY
March   , 1998

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED WITHOUT THE DELIVERY OF A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

Statements contained or incorporated by reference in this document that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the Company's future development activities, the future condition and expansion of the Company's markets, the Company's ability to meet its liquidity requirements and the Company's growth strategies, as well as other statements which may be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "continue" or similar terms, variations of those terms or the negative of those terms. Investors should carefully consider the statements set forth under the heading "Risk Factors" which constitute cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

                               TABLE OF CONTENTS

                                                              PAGE
                      PROSPECTUS SUPPLEMENT
Summary.....................................................   S-3
Risk Factors................................................  S-10
The Company.................................................  S-12
Strategies..................................................  S-13
Properties..................................................  S-16
Use of Proceeds.............................................  S-18
Ratios of Earnings to Fixed Charges.........................  S-18
Capitalization..............................................  S-19
Certain Transactions........................................  S-20
Certain Federal Income Tax Considerations...................  S-20
Description of Notes........................................  S-21
Underwriting................................................  S-29
Legal Matters...............................................  S-29

                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
The Company.................................................     3
Use of Proceeds.............................................     4
Ratios of Earnings to Fixed Charges.........................     4
Description of Debt Securities..............................     4
Description of Common Stock.................................    14
Description of Common Stock Warrants........................    16
Federal Income Tax Considerations...........................    16
ERISA.......................................................    21
Plan of Distribution........................................    23
Legal Matters...............................................    24
Experts.....................................................    24

                                    SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus, or incorporated herein or therein by reference. As used herein, the term "Inclusive Cost" means all costs related to acquisitions, including, but not limited to, the purchase price, legal fees and expenses, commissions and title insurance.

                                  THE COMPANY

Commercial Net Lease Realty, Inc., a Maryland corporation (the "Company"), is a fully integrated self-administered real estate investment trust ("REIT") formed in 1984 that acquires, owns, develops and manages a diversified portfolio of high-quality, single-tenant, freestanding properties leased to major retail businesses generally under full-credit, long-term commercial net leases. As of December 31, 1997, the Company owned 236 net-leased properties and maintained a 20 percent ownership interest in nine additional properties held in an unconsolidated limited partnership (together, the "Properties" and individually, a "Property") acquired for an aggregate purchase price of approximately $561 million and having an annualized cash on cost return (on an Inclusive Cost basis) of approximately 10.5 percent. As of December 31, 1997, the Properties were leased to 48 tenants in 37 states and contained an aggregate of approximately 4.6 million square feet of gross leasable area ("GLA"). See "Properties."

The Company acquires, owns, develops and manages freestanding retail properties that are located within intensive commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. These properties, which generally have purchase prices of up to $7.5 million, attract a wide array of established retail tenants, such as Barnes & Noble, Eckerd Drug and OfficeMax. Consequently, management believes that such properties offer attractive opportunities for stable current return and potential capital appreciation. Management believes that certain tenants prefer this format because it provides tenants with flexibility in responding to changing retail trends and permits faster development of new stores due to short development cycles generally associated with such properties (approximately six to 12 months), thereby enabling tenants to satisfy their targeted growth in new stores more quickly.

Properties acquired by the Company are generally newly constructed as of the time of acquisition. In addition, the Company generally acquires properties that are subject to a lease in order to avoid the risks inherent in initial leasing. The Properties are leased on a long-term basis, generally 10 to 20 years, with renewal options for up to an additional 10 to 20 years. As of December 31, 1997, the average remaining initial lease term of the Properties was approximately 14 years. Leases representing approximately 90 percent of annualized base rental income from the Properties (the "Base Rent") as of December 31, 1997, have initial terms extending until at least December 31, 2007. Approximately 83 percent of Base Rent is derived from leases that provide for periodic, contractually fixed increases in base rent.

The principal office of the Company is located at 400 East South Street, Suite 500, Orlando, Florida 32801, and the Company's telephone number is (407) 423-7348.

                            CORE BUSINESS OBJECTIVES

The Company seeks to enhance its operating performance and financial position through the implementation of the following core business objectives:

     - DIVERSIFICATION OF LINE OF BUSINESS/GEOGRAPHIC LOCATION -- The Company continues to diversify its property portfolio to include a full spectrum of retail businesses as tenants. Due to the wide array of creditworthy retail businesses, the Company has been able to diversify its investments among distinct retail segments, as well as by tenant and by geographic location. In pursuing its diversification strategy, the Company targets retailers which management views as leaders in their respective market segments and which have the financial strength to compete effectively.

     - LOCATION OF REAL ESTATE/FREESTANDING RETAIL PROPERTIES -- The Company invests in freestanding retail properties which typically are located within intensive commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. Management perceives the benefits of this format to tenants to include high visibility to passing traffic, ease of access, tenant control over the site's operating hours and maintenance standards and distinctive building design which promotes greater customer identification. In addition, management believes that the location and design of properties in this niche provide flexibility in property usage and tenant selection and an increased likelihood of advantageous re-lease terms upon expiration or early termination of the related leases.

     - TRIPLE-NET/FULL-CREDIT LEASES -- To avoid initial leasing risks, the Company generally acquires properties which are fully leased under long-term, full-credit leases. Management believes that the Company's emphasis on full-credit, long-term (10 to 20 years), triple-net leases produces a more predictable long-term income stream. The Company's willingness to make long-term investments in retail properties offers tenants financial flexibility and allows tenants to allocate capital to their core businesses. The Company's leases generally provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, and generally also provide that the tenant is responsible for roof and structural repairs. Because the Company's leases typically do not limit the Company's recourse against the tenant and any guarantor in the event of a default, the leases are considered "full-credit" leases.

     - CAPITAL STRUCTURE -- The Company seeks to operate with the moderate use of leverage. Management believes that the Company's Property portfolio and the predictability and stability of the underlying cash flow will permit the Company to obtain attractive long-term debt financing. The Company intends to maintain a ratio of total indebtedness to total assets (before accumulated depreciation) of not more than 50 percent. Based on the Company's balance sheet as of December 31, 1997, the Company's total indebtedness as a percentage of total assets (before accumulated depreciation) was approximately 31 percent.

     - BUILD-TO-SUIT DEVELOPMENT -- The Company occasionally acquires a vacant undeveloped property and develops the property in accordance with the specifications of the tenant. At the time the property is acquired, the Company and the tenant enter into a long term lease with rent payments commencing on completion of the building. Development of the property allows the Company to offer the tenant a wider menu of services and is often the preferred alternative of the tenant because the Company, by being able to reduce overall construction costs, is often able to offer the tenant more favorable leasing terms. The opportunity to acquire vacant land and construct the tenant's building pursuant to the lease also affords the Company with the advantage of possible capital appreciation created by the development process.

                                 RECENT DEVELOPMENTS

Completed Property Acquisitions. Between January 1, 1997 and December 31, 1997, the Company acquired 47 properties (42 land and building parcels plus five land only parcels) and purchased three new buildings constructed by the tenant on three previously acquired land parcels for an aggregate purchase price of approximately $181 million (on an Inclusive Cost basis). These 47 properties and three buildings have approximately 1.4 million square feet of GLA, provide approximately $18.0 million in annualized Base Rent with a resulting annualized cash on cost return (on an Inclusive Cost basis) of approximately 10.5 percent, and were financed with borrowings under the Company's $200 million credit facility (the "Credit Facility"). Four new properties were acquired for approximately $8 million in September 1997 through a limited partnership (the "Partnership") in which a wholly-owned subsidiary of the Company is the sole general partner and owns a 20 percent interest. The Partnership also acquired five properties from the Company for approximately $23 million. The Company accounts for its 20 percent interest in the Partnership under the equity method of accounting.

Merger with the Advisor. On January 1, 1998, the Company consummated the merger of one of its wholly owned subsidiaries with CNL Realty Advisors, Inc., the Company's external advisor (the "Advisor"), through which the Company became a self-administered and self-managed REIT (the "Advisor Transaction"). The terms of the merger provided for the merger of the Advisor into a wholly owned subsidiary of the Company pursuant to which all of the outstanding common stock of the Advisor was exchanged for 220,000 shares of common stock of the Company and the right, based upon the Company's continued growth in assets for a period of up to five years, to receive up to 1,980,000 additional shares of the Company's common stock. The stockholders of the Company approved the consummation of the Advisor Transaction at the 1997 annual meeting of stockholders on December 18, 1997. For a complete description of the Advisor Transaction, see the Company's Proxy Statement dated November 13, 1997 for the Company's 1997 annual meeting of stockholders.

Sale of Common Stock. In February 1998, the Company completed the sale of 688,172 shares of common stock to an institutional investor generating net proceeds of approximately $11 million. The Company used the net proceeds of the offering to repay indebtedness outstanding under the Credit Facility and to acquire additional properties.

                                   PROPERTIES

The following table sets forth certain Property, tenant and retail specialty information as of December 31, 1997, with respect to each of the retailers that operates from a Property in the Company Property portfolio.

                                                                                   PERCENT OF
                         TOTAL                                                    TOTAL CURRENT
                       NUMBER OF     TOTAL GLA     PERCENT OF   CURRENT ANNUAL       ANNUAL
      RETAILER         PROPERTIES    (SQ. FT.)     TOTAL GLA    BASE RENT (1)       BASE RENT             RETAIL SPECIALTY
      --------         ----------    ---------     ----------   --------------    -------------   --------------------------------
Eckerd...............      43         411,241         9.02%      $ 7,140,912          12.35%      Drug Stores
Barnes & Noble.......      13         374,892         8.23         5,984,922          10.35       Books
Best Buy.............       7         312,892         6.87         4,147,450           7.18       Consumer Electronics
OfficeMax............      11         273,045         5.99         3,315,841           5.74       Office Supply
Borders Books &
  Music..............       5         143,879         3.16         3,084,714           5.34       Books
HomePlace............       5         205,275         4.50         2,813,478           4.87       Home Furnishings and Accessories
Academy..............       7         368,381         8.08         2,361,496           4.09       Sporting Goods
Good Guys............       5          94,340         2.07         2,096,796           3.63       Consumer Electronics
Computer City........       5          88,324         1.94         1,908,321           3.30       Computer and Computer Software
Hi-Lo Automotive.....      24         196,022         4.30         1,788,756           3.09       Auto Supply
Sears Homelife.......       5         187,512         4.11         1,663,631           2.88       Furniture
Burger King..........      14          44,454         0.98         1,463,218           2.53       Restaurant
Dick's Clothing &
  Sporting Goods.....       2         116,000         2.55         1,305,764           2.26       Sporting Goods
Waccamaw.............       2         108,961         2.39         1,208,074           2.09       Home Furnishings and Accessories
Luria's..............       3         104,530         2.29         1,080,975           1.87       Catalog
Top's................       1          63,220         1.39         1,032,000           1.78       Grocery
Hardee's.............      14          49,700         1.09         1,015,425           1.76       Restaurant
Golden Corral........      24         132,126         2.90         1,004,140           1.74       Restaurant
Robb & Stucky........       1          77,168         1.68           948,270           1.64       Furniture
Denny's..............      10          44,354         0.97           929,130           1.61       Restaurant
Waremart.............       1          82,490         1.81           900,000           1.56       Grocery
Food Lion............       4         117,690         2.58           835,200           1.44       Grocery
Food 4 Less..........       1          54,629         1.20           830,530           1.44       Grocery
Int'l House of
  Pancakes...........       7          32,063         0.70           772,423           1.34       Restaurant
Scotty's.............       2         112,875         2.48           708,789           1.23       Home Improvement
Shop & Save..........       2          71,868         1.58           616,671           1.07       Grocery
Roger & Marv's.......       1          61,657         1.35           559,169           0.97       Grocery
Kash N' Karry........       1          58,635         1.29           498,399           0.86       Grocery
Ro-Jack's............       1          64,514         1.42           488,750           0.85       Grocery
Marshalls............       1          33,000         0.72           478,500           0.83       Apparel
Oshman's Sporting
  Goods..............       1          50,000         1.10           448,500           0.77       Sporting Goods
CompUSA..............       1          25,000         0.55           429,000           0.74       Computer and Computer Software
Dave's...............       1          68,075         1.49           408,450           0.71       Grocery
Linens 'n Things.....       1          28,700         0.63           401,800           0.69       Home Furnishings and Accessories
Pier 1 Imports.......       3          17,960         0.39           396,575           0.68       Furniture
Just For Feet........       1          16,500         0.36           384,909           0.66       Shoes
Blockbuster Music....       2          23,000         0.50           357,995           0.62       Music
Sports Authority.....       2          42,161         0.93           312,835           0.54       Sporting Goods
Babies "R" Us........       1          40,000         0.88           304,000           0.53       Miscellaneous Retail
Levitz...............       1          44,539         0.98           300,638           0.52       Furniture
Kroger...............       1          36,769         0.81           228,363           0.39       Grocery
Office Depot.........       1          25,000         0.55           210,000           0.36       Office Supply
SuperValu............       1          30,000         0.66           210,000           0.36       Grocery
Wendy's..............       2           5,923         0.13           153,150           0.26       Restaurant
Petco................       1          14,300         0.31           125,125           0.22       Miscellaneous Retail
Checkers.............       1             796         0.02            74,256           0.13       Restaurant
Rally's..............       1             710         0.02            51,250           0.09       Restaurant
Pizza Hut............       1           2,500         0.05            21,000           0.04       Restaurant
                          ---        ---------      ------       -----------         ------
        Totals.......     245(2)(3)  4,557,670(3)(4)  100.00%    $57,799,590(3)(4)    100.00%
                          ===        =========      ======       ===========         ======

---------------

(1) Base Rent includes income from operating leases and earned income from direct financing leases but excludes percentage (contingent) rental income and non-cash lease accounting adjustments.

(2) Total number of properties includes five properties under construction.

(3) Includes nine properties with 239,477 square feet of GLA and $3.2 million of Base Rent owned by a limited partnership in which the Company owns a 20 percent general partnership interest.

(4) Excludes GLA and Base Rent attributed to the buildings under construction discussed in footnote (2) above.

                                  THE OFFERING

SECURITIES OFFERED.........  $50,000,000 aggregate principal amount of the
                                  % Notes due 2005 and $50,000,000 aggregate
                             principal amount of the      % Notes due 2008.

MATURITY...................              , 2005 with respect to the 2005 Notes
                             and             , 2008 with respect to the 2008
                             Notes.

INTEREST PAYMENT DATES.....  Semi-annually on             and             ,
                             commencing             , 1998.

RANKING....................  The Notes will be senior unsecured obligations of the Company and will rank equally with the Company's other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of the Company's Subsidiaries (as defined herein). In addition, the Notes will be repaid solely from cash flows generated by the Company and holders of the Notes will not have recourse against any stockholder of the Company for the repayment of the Notes.

USE OF PROCEEDS............  The net proceeds from the sale of the Notes will be used to repay borrowings under the Company's Credit Facility that were incurred principally to finance development and acquisition activities and for general corporate purposes. See "Use of Proceeds" and "Underwriting."

OPTIONAL REDEMPTION........  The Notes are redeemable at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. See "Description of Notes -- Optional Redemption."

CERTAIN COVENANTS..........  The Notes contain various covenants including the following:

                             - Neither the Company nor any Subsidiary may incur
                               any Indebtedness (as defined herein) if, after giving effect thereto, the aggregate principal amount of all outstanding Indebtedness of the Company and its Subsidiaries, on a consolidated basis, is greater than 60 percent of the sum of
                               (i) the Total Assets (as defined herein) of the Company and its Subsidiaries as of the end of the most recent calendar quarter and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

                             - Neither the Company nor any Subsidiary may incur
                               any Indebtedness secured by any mortgage or other lien upon any of the property of the Company or any Subsidiary if, after giving effect thereto, the aggregate principal amount of all outstanding Indebtedness of the Company and its Subsidiaries, on a consolidated basis, which is secured by any mortgage or other lien on the property of the Company or any Subsidiary is greater than 40 percent of the sum of (i) the Total Assets of the Company and its Subsidiaries as of the end of the most recent calendar quarter and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

                             - The Company and its Subsidiaries will maintain
                               Total Unencumbered Assets (as defined herein) of not less than 150 percent of the aggregate outstanding principal amount of the Unsecured Indebtedness (as defined herein) of the Company and its Subsidiaries on a consolidated basis.

                             - Neither the Company nor any Subsidiary may incur
                               any Indebtedness if, after giving effect thereto, the ratio of Consolidated Income Available for Debt Service (as defined herein) to the Annual Debt Service Charge (as defined herein) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect to certain assumptions.

                             For a more complete description of the terms and definitions used in the foregoing limitations, see "Description of Notes -- Certain Covenants."

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth certain financial information for the Company on a historical basis, as of each of the years in the five-year period ended December 31, 1997. The financial information for the year ended December 31, 1997 is derived from the Company's preliminary, unaudited financial statements. The financial information for the years ended December 31, 1996, 1995, 1994 and 1993 is qualified in its entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements (including the notes thereto) incorporated by reference herein and in the accompanying Prospectus. See "Incorporation of Certain Information by Reference" in the accompanying Prospectus.

                                                                YEARS ENDED DECEMBER 31,
                                              -------------------------------------------------------------
                                                 1997         1996         1995         1994        1993
            Dollars in thousands              ----------   ----------   ----------   ----------   ---------
OPERATING DATA:
Revenues:
    Rental and earned income................     $49,922      $33,209      $20,468      $12,068      $4,906
    Interest and other income...............         213          160          112          221         163
                                                 -------      -------      -------      -------      ------
         Total revenues.....................      50,135       33,369       20,580       12,289       5,069
                                                 -------      -------      -------      -------      ------
Expenses:
    General and administrative..............       1,216        1,183          722          605         478
    Management and advisory fees............       2,110        1,466        1,001          727          30
    Interest................................      11,478        7,206        3,834          498         381
    State taxes (1).........................         397          195          258          213         110
    Depreciation and amortization...........       5,302        3,553        2,058        1,331         645
                                                 -------      -------      -------      -------      ------
         Total expenses.....................      20,503       13,603        7,873        3,374       1,921
                                                 -------      -------      -------      -------      ------
Earnings before equity in earnings of
  unconsolidated partnership and gain on
  sale of land and buildings................      29,632       19,766       12,707        8,915       3,148
Equity in earnings of unconsolidated
  partnership...............................         102           --           --           --          --
Gain on sale of land and buildings..........         651           73           --           --         374
                                                 -------      -------      -------      -------      ------
         Net earnings.......................     $30,385      $19,839      $12,707      $ 8,915      $3,522
                                                 =======      =======      =======      =======      ======
OTHER DATA:
Common shares outstanding at end of
  period....................................  27,953,627   20,763,672   11,663,672   11,663,672   7,663,672
Total properties at end of period...........         236(2)        195         157          128          84
Total GLA (Sq. Ft. in thousands)............       4,318(2)      3,053       1,729        1.139         555
Earnings before interest and taxes..........     $42,260      $27,240      $16,799      $ 9,626      $4,013
Earnings before interest, taxes,
  depreciation and amortization.............     $47,562      $30,793      $18,857      $10,957      $4,658
Annual debt service coverage ratio (3)......        4.02         4.24         4.85        21.59       10.95
Ratio of earnings to fixed charges (4)......        3.43         3.49         4.06        12.86        9.77

                                                                      AS OF DECEMBER 31,
                                                      ---------------------------------------------------
                                                        1997       1996       1995       1994      1993
                                                      --------   --------   --------   --------   -------
BALANCE SHEET DATA:
Real estate assets, net.............................  $519,724   $361,444   $212,786   $148,643   $69,135
Total assets........................................  $537,014   $370,953   $219,257   $152,211   $91,619
Unsecured indebtedness..............................  $115,100   $ 58,700   $ 69,450   $ 14,800   $    --
Mortgage indebtedness...............................  $ 56,736   $ 58,256   $ 13,150   $     --   $    --
Total liabilities...................................  $174,870   $118,379   $ 83,415   $ 15,546   $   474
Total stockholders' equity..........................  $362,144   $252,574   $135,842   $136,665   $91,145

---------------
(1) State taxes consist of income and franchise taxes.

(2) Excludes nine properties owned by a limited partnership in which the Company owns a 20 percent general partnership interest.

(3) The debt service coverage ratios are defined as Consolidated Income Available for Debt Service divided by the Annual Debt Service Charge. See "Description of Notes -- Certain Covenants."

(4) Ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, earnings consist of net income before taxes and extraordinary items plus fixed charges (excluding capitalized interest costs). Fixed charges are comprised of interest expense (including capitalized interest costs) and the amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized.

                                  RISK FACTORS

In addition to the other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, prospective investors should carefully review the following considerations in determining whether to acquire the Notes offered hereby.

RELIANCE ON MANAGEMENT

The Company depends upon the services of Mr. Seneff, as Chairman of the Board of Directors and Chief Executive Officer of the Company, and of Gary M. Ralston, as President of the Company. Loss of the services of either Mr. Seneff or Mr. Ralston could have a material adverse effect on the Company's business and financial condition. Upon the consummation of the Advisor Transaction, Mr. Seneff, as Chief Executive Officer of the Company, and Mr. Ralston, as President of the Company, executed employment agreements with the Company. Mr. Seneff's employment agreement does not require that he devote all of his efforts to the Company nor is it expected that he will devote all of his efforts to the Company.

TENANT CONCENTRATION

Eckerd Drug accounted for approximately 12.4 percent of Base Rent as of December 31, 1997. The next five largest tenants (Barnes & Noble, Best Buy, OfficeMax, Borders Books & Music and HomePlace), in terms of Base Rent as of December 31, 1997, accounted for an aggregate of approximately 33.5 percent of Base Rent. The default, financial distress or bankruptcy of one or more of these tenants could cause vacancies among certain of the Properties, which would reduce the revenues of the Company until the affected Properties are re-let, and could decrease the ultimate sale value of each such Property. Upon the expiration of the leases that are currently in place, the Company may not be able to re-lease a vacant Property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing. HomePlace recently filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As a result, HomePlace has the right to reject or affirm one or more leases with the Company. While, as of the date of this Prospectus Supplement, HomePlace has not rejected any leases with the Company, there can be no assurance that rejections of one or all of the leases will not occur in the future. As of December 31, 1997, HomePlace leased five properties which accounted for approximately 4.9 percent of the Company's annualized Base Rent. In addition to HomePlace, Luria's and Levitz have filed voluntary bankruptcy petitions under Chapter 11. While Levitz has not, as of the date of this Prospectus Supplement, rejected its only lease with the Company, Luria's has rejected each of its three leases with the Company. As of December 31, 1997, the leases with Luria's accounted for approximately 1.9 percent of the Company's annualized Base Rent and the lease with Levitz accounted for less than one percent of the Company's annualized Base Rent.

CONFLICTS OF INTEREST

Mr. Seneff currently is engaged, and in the future is expected to engage, in the management of other entities that invest in real estate, including entities that currently invest primarily in non-retail (excluding restaurants) triple-net leased properties, and in other business activities. Therefore, competition may exist in the allocation of Mr. Seneff's management time, services and functions among the Company and the various other entities in which Mr. Seneff is involved as well as potential competition between the Company and such entities regarding certain real estate investment opportunities.

INDEBTEDNESS FINANCING RISKS

The Company's organizational documents do not limit the level or amount of debt that it may incur. Currently, the Company intends to maintain a ratio of total indebtedness to total assets (before accumulated depreciation) of not more than 50 percent, although this policy is subject to reevaluation and modification by the Board of Directors. If this policy were modified to permit a higher degree of leverage and the Company were to incur additional indebtedness, debt service requirements would increase accordingly and such an increase could adversely affect the Company's financial condition and results of operations. In addition, increased leverage could increase the risk of default by the Company on its debt obligations, with the potential for loss of cash flow to, and asset value of, the Company.

The Company is subject to the risks associated with debt financing, including the risk that the cash provided by the Company's operating activities will be insufficient to meet required payments of principal and interest, the risk of rising interest rates on the Company's variable rate Credit Facility that is not hedged, the risk that the Company will not be able to repay or refinance existing indebtedness (which generally will not have been fully amortized at maturity) or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. In the event that the Company is unable to secure financing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company, or to obtain financing at unfavorable terms, either of which might adversely affect the cash flow available for debt service obligations. The Company has attempted to hedge a portion of its interest rate exposure with respect to the Credit Facility by entering into an agreement limiting the 30-day LIBOR rate to 6.9 percent per annum on a notional amount of $30 million. This interest rate cap agreement is effective through December 1999.

GENERAL REAL ESTATE RISKS

Uncontrollable Factors Affecting Performance and Value. The economic performance and value of the Company's real estate assets will be subject to all of the risks incident to the ownership and operation of real estate. These include the risks normally associated with changes in general national, regional and local economic and market conditions. Such local real estate market conditions may include excess supply and intense competition for tenants, including competition based on rental rates, attractiveness and location of the property and quality of maintenance, insurance and management services. In addition, other factors may affect the performance and value of a property adversely, including changes in laws and governmental regulations (including those governing usage, zoning and taxes), changes in interest rates and the availability of financing.

Illiquidity of Real Estate Investments. Because real estate investments are relatively illiquid, the Company's ability to vary its portfolio promptly in response to economic or other conditions will be limited. In addition, certain significant expenditures, such as debt service (if any), real estate taxes, and operating and maintenance costs, generally are not reduced in circumstances resulting in a reduction in income from the investment. The foregoing and any other factor or event that would impede the ability of the Company to respond to adverse changes in the performance of its investments could have an adverse effect on the Company's financial condition and results of operations.

Environmental Matters. Investments in real property create a potential for environmental liability on the part of the owner of such property from the presence or discharge of hazardous substances on the property. It is the Company's policy, as part of its acquisition due diligence process, at least to obtain a Phase I environmental site assessment for each property. All of the Properties have been subjected to Phase I environmental site assessments, other than the 24 Properties leased to Golden Corral Corporation ("Golden Corral") which were acquired under agreements executed before Phase I environmental site assessments became common practice. In 1994, the Company obtained a review by an environmental consultant of environmental regulatory databases containing a compilation of information by federal and state environmental agencies regarding sites reported to be contaminated to determine the status of the Golden Corral Properties. The Company was advised by its consultant that none of the Golden Corral Properties was identified in those databases. There can be no assurance, however, that the Company's Phase I or Phase II environmental site assessments have revealed the presence or discharge of hazardous substances at each of the Properties, or that such environmental regulatory databases contained a complete and total list of all contaminated sites reported by federal and state environmental agencies.

The Company is not aware of any environmental liability with respect to any Property in the Company Property portfolio that it believes would have a material adverse effect on the Company's assets or financial condition.

ACQUISITION/DEVELOPMENT RISKS

There can be no assurance that the Company will be able to implement its investment strategies successfully or that its Property portfolio will expand at all, or at any specified rate or to any specified size. In addition, investment in additional real estate assets is subject to a number of risks. In particular, investments are expected to be financed with funds drawn under the Credit Facility, which would subject the Company to the risks described at "-- Indebtedness Financing Risks." The Company does not intend to limit its investments to the markets in which the Properties presently are located. Consequently, to the extent that the Company has elected, and may in the future elect, to invest in additional markets, the Company also is subject to the risks associated with investment in new markets, with which management may have relatively little experience or familiarity. Investment in additional real estate assets also entails the other risks associated with real estate investment generally, as described at "-- General Real Estate Risks," above.

To the extent that the Company engages in development activities, it will be subject to the risks normally associated with such activities. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks from causes beyond the Company's control, such as weather or labor conditions or material shortages) and the availability of financing on favorable terms. These risks could result in substantial unanticipated delays or expense and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the financial condition and results of operations of the Company and on the amount of funds available for distribution to stockholders.

LACK OF PUBLIC MARKET FOR THE NOTES

The Notes are a new issue of securities for which there is currently no active trading market. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition of, performance of, and prospects for, the Company. There can be no assurance as to the development of any market, or the liquidity of any market that may develop, for the Notes. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation on the Nasdaq National Market.

                                  THE COMPANY

The Company is a fully integrated self-administered REIT that acquires, owns, develops and manages a diversified portfolio of high-quality, single-tenant, freestanding properties leased to major retail businesses generally under full-credit, long-term commercial net leases. As of December 31, 1997, the Company owned 236 net-leased Properties and a 20 percent ownership interest in nine additional Properties held in an unconsolidated limited partnership acquired for an aggregate purchase price of approximately $561 million and having an annualized cash on cost return (on an Inclusive Cost basis) of approximately 10.5 percent. As of December 31, 1997, the Properties were leased to 48 tenants in 37 states and contain an aggregate of approximately 4.6 million square feet of GLA.

The Company acquires, owns, develops, and manages freestanding properties leased to individual tenants. The properties typically are located within intensive commercial traffic corridors near traffic generators such as regional malls, business developments and major thoroughfares. Management believes that properties with these characteristics are desired by tenants because they offer high visibility to passing traffic, ease of access, tenant control over the site's hours of operation and maintenance standards and distinctive building design which promotes greater customer identification. Management believes that certain tenants prefer this format because it provides tenants with flexibility in responding to changing retail trends and permits faster development of new stores due to short development cycles generally associated with such properties (approximately six to 12 months), thereby enabling tenants to satisfy their targeted growth in new stores more quickly.

Properties acquired by the Company are generally newly constructed as of the time of acquisition. In addition, the Company generally acquires properties that are subject to a lease in order to avoid the risks inherent in initial leasing. The Company's leases are typically triple-net leases and generally also provide that the tenant is responsible for roof and structural repairs. The Company's leases typically do not limit the Company's recourse against the tenant and any guarantor in the event of a default and for this reason are considered "full-credit" leases.

                                   STRATEGIES

GENERAL

The Company's investment strategy is to acquire, own, develop and manage a diversified portfolio of high-quality, freestanding properties leased to major retail businesses generally under full-credit, long-term, triple-net leases.

The Company has attracted as tenants both major national and regional retail businesses and "category killer" retailers, which offer an extensive variety of merchandise in a defined product category at competitive prices through a "superstore" format. This format offers consumers the convenience of in-depth product selection in a single location.

OPERATING STRATEGIES

Diversification. The Company continues to diversify its portfolio to include a full spectrum of retail businesses as tenants. Due to the wide array of creditworthy retail businesses, the Company has been able to diversify its investments among distinct retail segments, as well as by tenant and by geographic location. In pursuing its diversification strategy, the Company targets retailers which management views as leaders in their respective market segments and which have the financial strength to compete effectively. The concentration of drug and book stores in the Company's Property portfolio reflects the fact that in recent years such retail lines of trade have aggressively sought to use single-tenant, freestanding properties. The Company believes that other retail lines of business, such as home building suppliers and computer and electronic retailers, will move toward greater use of single-tenant, freestanding properties. As they do, the Company expects that it will continue to meet the widening demands of its market and that its portfolio of properties will reflect the greater use of freestanding properties by these additional lines of business.

Developing and Maintaining Relationships with Quality Tenants. Management seeks to develop and maintain long-term working relationships with established retail companies by providing sale/leaseback financing and build-to-suit development services on multiple properties to target retailers on a national basis, thereby adding additional efficiency and value to retailers and the Company. Management targets tenants whose competitive position and financial strength should enable them to meet their obligations throughout the leases' terms and obtain the best possible underlying credit quality by requiring the corporate parent of a tenant to lease the property or guarantee the tenant's obligations under the lease. Management believes that the Company's success in attracting high-quality tenants is based on a number of factors, including its relationships with financial institutions and unaffiliated brokers, as well as the reputation of CNL Group, Inc. and its affiliates ("CNL Affiliates") and Mr. Seneff in the commercial net-leased property industry. In addition, in management's view, the Company's relationships with its tenants are fostered by the broad range of services it offers to tenants. These services, which include providing market surveys, site selection analyses and facility management consulting, are designed to aid a tenant in the selection and operation of a specific site. Management further believes that its ability to commit to a tenant's future sale/leaseback financing requirements enhances the relationships between the Company and its tenants. See "-- Financing Strategies." These activities have furthered the Company's strategy of providing nationwide sale/leaseback financing to established retailers. The Company believes that its existing relationships with nationally based tenants will enhance its ability to expand into new geographic markets.

The Company conducts an extensive analysis of prospective tenants, which includes evaluating each prospective tenant on the basis of its competitive market position and financial strength. To evaluate the tenant's competitive position, the Company assesses trends in per store sales, overall changes in consumer preferences and the tenant's ability to adapt to changes in market and competitive conditions. To evaluate the tenant's financial strength, the Company analyzes the tenant's historical financial performance and current financial condition.

Full-Credit, Long-Term Net Leases. To avoid initial leasing risks, the Company generally acquires properties which are fully leased under a long-term, full-credit lease. Management believes that the Company's emphasis on full-credit, long-term, triple-net leases will produce a more predictable long-term income stream. The properties currently in the Company Property portfolio generally were leased for 10 to 20 year periods, with renewal options for up to an additional 10 to 20 years. As of December 31, 1997, the average remaining initial lease term with respect to the Properties was approximately 14 years. Leases accounting for approximately 90 percent of Base Rent as of December 31, 1997 have initial terms extending until at least December 31, 2007. The Company's willingness to make long-term investments in retail properties offers tenants financial flexibility and allows tenants to allocate capital to their core businesses. During the lease term and any renewal periods, tenants generally pay base rent, including periodic increases in the amount of base rent, and, in certain cases, also pay percentage rent based on the tenants' gross sales. The triple-net nature of the Company's leases also enhances the predictability of its income stream by placing the principal portion of the financial and operational responsibility of property ownership, maintenance and use on the tenants. The Company's leases typically do not limit the Company's recourse against tenants and any guarantors in the event of a default, and for this reason are considered "full-credit" leases.

Site Selection and Property Acquisition Analysis. Before acquiring properties, the Company engages in extensive review and analysis of potential sites. The Company typically conducts an analysis of each site to determine both its long-term viability for the tenant and its value in the market. Attributes evaluated with respect to each site include the demographics of the market area as they relate to consumer demand, traffic patterns, traffic counts, surrounding land uses, traffic generators such as regional malls, accessibility, visibility, competition and parking. As part of this due diligence process, an experienced site acquisition specialist personally inspects the market area, verifies market area data and performs an in-depth site and building conditions inspection. The Company also obtains a Phase I environmental site assessment report from an environmental consulting firm for each site and a facilities inspection report from an engineering firm for any site with a building exceeding approximately 7,500 square feet of GLA.

Management believes that the Company also benefits from extensive, sophisticated site selection procedures used by tenants. Major retail companies that lease freestanding properties typically have proven expertise in selecting development sites designed to maximize sales throughout the life of the property. Because the financial success of such tenants depends heavily upon the locations of their properties, such tenants generally expend significant resources on site analysis to select the most desirable sites.

Properties acquired by the Company generally are newly constructed as of the time of acquisition. The Company generally develops properties itself or acquires its properties from third-party developers or from the corporate entity that occupies the property. Management analyzes the components of each property's acquisition with the objective of obtaining the most favorable purchase price, consistent with the Company's investment objectives. If the Company acquires a recently developed property from a tenant, the purchase price typically equals the development cost of the property, which management independently verifies. In some instances, the Company may purchase undeveloped land concurrent with the tenant securing governmental approvals for construction and development of a store, and lease the land back to the tenant during the construction period under a contractual arrangement that requires the tenant to develop the property and to sell the completed improvements to the Company at a future date at a cost not exceeding a predetermined budgeted amount. In all cases, the Company negotiates a rental rate with the tenant that is designed to produce an attractive yield. See "Properties -- The Acquisition Process."

Management believes that the broad market appeal of, and growing demand for, freestanding retail properties facilitates diversification of its portfolio. This type of property has the potential to be easily adapted to a variety of tenants and has relatively low re-leasing costs. For these reasons, freestanding single-tenant retail properties provide the Company with flexibility in property usage and in tenant selection when the properties are re-let upon lease expiration. Accordingly, management believes that properties of this type, when leased to high-quality tenants with significant market presence, provide attractive opportunities for stable current return and the potential for capital appreciation.

Active Management of Assets. The Company actively manages the Company Property portfolio to maintain and maximize its value. The Company regularly monitors the tenants' compliance with the Company's leases, particularly the lease requirements relating to maintenance of the property and the obligation to pay property taxes and insurance, and annually evaluates property inspection reports. As part of its evaluation, the Company periodically conducts site inspections. In addition, the Company regularly assesses each tenant's financial condition and also analyzes gross sales attributable to each property subject to a lease containing a percentage rent provision to determine whether there are any trends or significant changes that merit additional investigation.

MANAGED GROWTH STRATEGIES

Rental Rate Increases. The Company will continue its practice of seeking to enter into leases which provide for periodic contractual increases in base rent and/or percentage rent based upon a percentage of a tenant's gross sales over a predetermined level. As of December 31, 1997, leases in the Company Property portfolio representing approximately 83 percent of Base Rent include contractual increases in base rent; leases representing approximately 31 percent of Base Rent include percentage rent provisions; and leases representing approximately 22 percent of Base Rent include both contractual increases in base rent and percentage rent provisions. For the year ended December 31, 1997, percentage rent was $759,000 (approximately 1.5 percent of total revenues). Management believes that percentage rent clauses offer the Company an opportunity to participate, over time, in the increase in revenues from the tenant's sales growth and provide a partial hedge against inflation.

Property Acquisitions. The Company intends to continue to provide build-to-suit services nationally and to acquire freestanding retail properties, leased primarily to "category killer" retailers or other major national or regional businesses, at rental rates which generate returns higher than the Company's blended cost of capital as the predominant method of growth of the Company. Between January 1, 1997 and December 31, 1997, the Company acquired 47 Properties (42 land and building parcels plus five land only parcels) and three new buildings constructed by the tenant on three previously acquired land parcels for an aggregate purchase price of approximately $181 million (on an Inclusive Cost basis).

When the Company is acting as the developer, it generally acquires vacant undeveloped property concurrent with securing a lease from the tenant and all governmental approvals for construction and development of the tenant's store, and then develops the tenant's store on the property pursuant to the lease which provides, among other things, for a return to the Company on third party costs expended in the construction and development process and which otherwise generally provides for rent commencement upon completion of construction and the opening of the tenant's business at the property.

FINANCING STRATEGIES

Sources of Capital for Acquisitions. The Company generally utilizes its $200 million Credit Facility to fund property acquisitions. Among other things, the Credit Facility enables the Company to commit to purchase several properties as a group and to lease each of these properties to a single tenant under an agreed form of lease. Such commitments for multiple properties provide tenants with a more efficient real estate capital source for development of future stores. In addition to the Credit Facility, the Company intends to finance future acquisitions and repay indebtedness by utilizing the source of capital that management considers most advantageous at the time. Such sources may include proceeds from public or private offerings of debt or equity securities, secured or unsecured borrowings from banks or other lenders, the sale of properties or undistributed funds from operations.

Ratio of Debt to Total Assets. The Company seeks to operate with the moderate use of leverage. Management believes that the Company Portfolio and the predictability and stability of the underlying cash flow will permit the Company to obtain attractive long-term debt financing. The Company intends to maintain a ratio of total indebtedness to total assets (before accumulated depreciation) of not more than 50 percent. Based on the Company's balance sheet as of December 31, 1997, the Company's total indebtedness as a percentage of total assets (before accumulated depreciation) was approximately 31 percent.

                                   PROPERTIES

THE PROPERTIES

As of December 31, 1997, the Company had an ownership interest in 245 net-leased Properties located in 37 states. Except for two Properties which are subject to ground leases, all of the Properties owned by the Company are owned in fee simple. The average age of the buildings in the Company Property portfolio is approximately four years. The aggregate GLA of the Company Property portfolio is approximately 4.6 million square feet and buildings in the Company Property portfolio generally range in size from approximately 1,000 square feet to approximately 82,000 square feet (1,000 to 7,000 square feet for restaurants).

The following tables set forth the diversification of the Company Property portfolio based on retail line of business and geography by region as of December 31, 1997:

                   DIVERSIFICATION BY RETAIL LINE OF BUSINESS

                                                                                               PERCENT OF
                            TOTAL                            PERCENT OF                       TOTAL CURRENT
                          NUMBER OF                            TOTAL      CURRENT ANNUAL         ANNUAL
    RETAIL SPECIALTY      PROPERTIES      GLA (SQ. FT.)         GLA       BASE RENT (1)         BASE RENT
    ----------------      ----------      -------------      ----------   --------------      -------------
Books...................      18              518,771           11.4%      $ 9,069,636            15.7%
Drug....................      43              411,241            9.0         7,140,912            12.4
Grocery.................      15              709,547           15.6         6,607,532            11.4
Consumer Electronics....      12              407,232            8.9         6,244,247            10.8
Restaurant..............      74              312,626            6.9         5,483,992             9.5
Sporting Goods..........      12              576,542           12.6         4,428,594             7.7
Home Furnishings and
  Accessories...........       8              342,936            7.5         4,423,352             7.7
Office Supply...........      12              298,045            6.5         3,525,841             6.1
Furniture...............      10              327,179            7.2         3,309,114             5.7
Computer and Computer
  Software..............       6              113,324            2.5         2,337,321             4.0
Auto Supply.............      24              196,022            4.3         1,788,756             3.1
Catalog.................       3              104,530            2.3         1,080,975             1.9
Home Improvement........       2              112,875            2.5           708,789             1.2
Apparel.................       1               33,000            0.7           478,500             0.8
Miscellaneous Retail....       2               54,300            1.2           429,125             0.7
Shoes...................       1               16,500            0.4           384,909             0.7
Music...................       2               23,000            0.5           357,995             0.6
                             ---            ---------          -----       -----------           -----
          Totals........     245(2)(3)      4,557,670(3)(4)    100.0%      $57,799,590(3)(4)     100.0%
                             ===            =========          =====       ===========           =====

---------------

(1) Base Rent includes income from operating leases and earned income from direct financing leases but excludes percentage (contingent) rental income and non-cash lease accounting adjustments.

(2) Total number of properties includes five properties under construction.

(3) Includes nine properties with 239,477 square feet of GLA and $3.2 million of Base Rent owned by a limited partnership in which the Company owns a 20 percent general partnership interest.

(4) Excludes GLA and Base Rent attributed to the buildings under construction discussed in footnote (2) above.

                      GEOGRAPHIC DIVERSIFICATION BY REGION

                                                                                              PERCENT OF
                            TOTAL                                            CURRENT         TOTAL CURRENT
                          NUMBER OF                          PERCENT OF      ANNUAL             ANNUAL
         REGION           PROPERTIES      GLA (SQ. FT.)      TOTAL GLA    BASE RENT(1)         BASE RENT
         ------           ----------      -------------      ----------   -------------      -------------
Southeast...............      82            1,545,887           33.9%      $19,992,952           34.6%
South...................      93            1,278,296           28.0        13,969,534           24.2
Northeast...............      28              747,273           16.4        10,470,049           18.1
West....................      16              435,380            9.6         6,953,186           12.0
Midwest.................      22              450,025            9.9         5,007,890            8.7
Rocky Mountain..........       4              100,809            2.2         1,405,979            2.4
                             ---            ---------          -----       -----------          -----
          Totals........     245(2)(3)      4,557,670(3)(4)    100.0%      $57,799,590(3)(4)    100.0%
                             ===            =========          =====       ===========          =====

---------------

(1) Base Rent includes income from operating leases and earned income from direct financing leases but excludes percentage (contingent) rental income and non-cash lease accounting adjustments.

(2) Total number of properties includes five properties under construction.

(3) Includes nine properties with 239,477 square feet of GLA and $3.2 million of Base Rent owned by a limited partnership in which the Company owns a 20 percent general partnership interest.

(4) Excludes GLA and Base Rent attributed to the buildings under construction discussed in footnote (2) above.

                                  REGION DATA

  SOUTHEAST        SOUTH       NORTHEAST       WEST       MIDWEST     ROCKY MOUNTAIN
  ---------        -----       ---------       ----       -------     --------------
Alabama         Louisiana    Delaware       Alaska      Illinois      Arizona
Florida         Mississippi  Maine          California  Kansas        Colorado
Georgia         Oklahoma     Maryland       Nevada      Kentucky      New Mexico
North Carolina  Texas        New Hampshire  Oregon      Michigan
South Carolina               New Jersey     Washington  Minnesota
Tennessee                    New York                   Missouri
                             Pennsylvania               North Dakota
                             Rhode Island               Ohio
                             Virginia                   Wisconsin
                             West Virginia

THE ACQUISITION PROCESS

The Company acquires its properties from either the retail entities that occupy such properties or from a third-party developer of the property.

Acquisitions from Retail Occupants. When purchasing a property from the retail entity which occupies it, the Company is able to meet the tenant's needs by tailoring the terms of the lease and by varying the mix of rental stream payments among base rent, fixed periodic contractual rent increases and rent based on a percentage of the tenant's gross sales. If the property has been developed recently, the purchase price typically equals the original development cost of the property, which management verifies independently. Retail businesses are often motivated to enter into such sale/leaseback arrangements as a form of off-balance sheet financing to provide additional capital for reinvestment in their core businesses.

The Company occasionally purchases undeveloped land concurrent with the tenant securing governmental approvals for construction and development of a store. In these cases, the Company leases the land back to the tenant during the construction period under a contractual arrangement which requires the tenant to develop the property and to sell the completed improvements to the Company at a future date at a cost not to exceed a predetermined budgeted amount. In these instances, the lease executed at the time the land is purchased by the Company is structured to provide the Company with a specified rate of return based on the Company's total cost in purchasing the property. The development of these properties generally is completed within 12 months of entering into the land lease. Generally, after purchasing the completed improvements, the Company leases the improvements back to the retailer on terms which provide the Company with the same rate of return as the initial ground lease. This lease structure is often preferred by rapidly expanding retailers that desire to free up capital invested in the land as quickly as possible for reinvestment in their core businesses.

Acquisitions from Third-Party Developers. The Company occasionally acquires an existing property, subject to a long-term lease, from the owner or developer of the property. In these instances, the seller is often motivated to receive cash for the value created through the successful development and leasing of the property. While the Company buys such a property based on the intrinsic value of the lease in place, it sometimes is able to renegotiate the terms of the lease with the tenant, thereby increasing the value of the property. The Company is able to renegotiate such leases largely as a result of its extensive retail relationships and knowledge of the net lease business. See
"Strategies -- Operating Strategies -- Site Selection and Property Acquisition Analysis."

Acquisitions for Self Development. When the Company is acting as the developer, it generally acquires vacant undeveloped property concurrent with securing a lease from the tenant and all governmental approvals for construction and development of the tenant's store, and then develops the tenant's store on the property pursuant to the lease which provides, among other things, for a return to the Company on third-party costs expended in the construction and development process and which otherwise generally provides for rent commencement upon completion of construction and the opening of the tenant's business at the property. The opportunity to acquire vacant land and construct the tenant's building pursuant to the lease also affords the Company with the advantage of possible capital appreciation created by the development process.

                                USE OF PROCEEDS

The net proceeds from the offering are estimated to be approximately $99.3 million, after deducting estimated expenses and discounts from the offering. The Company intends to use the net offering proceeds to repay $99.3 million outstanding under the Credit Facility, which will result in the Company having approximately $15.8 million outstanding and approximately $184.2 million available for future borrowings under the Credit Facility. Borrowings outstanding under the Credit Facility, which expires on June 30, 1999, currently bear interest at a rate of LIBOR plus 1.50 percent.

                      RATIOS OF EARNINGS TO FIXED CHARGES

The Company's ratio of earnings to fixed charges for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 was 3.43, 3.49, 4.06, 12.86 and 9.77,
respectively. For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income
(loss) before taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized.

                                 CAPITALIZATION

The following table sets forth the historical capitalization of the Company as of December 31, 1997 and the capitalization of the Company as of that date as adjusted to reflect the sale of the Notes offered hereby at the face value thereof and the application of the estimated net proceeds as described in "Use of Proceeds." The information set forth in the following table is derived from the preliminary, unaudited financial statements of the Company and should be read in conjunction with the summary financial information presented elsewhere in this Prospectus Supplement.

                                                            DECEMBER 31, 1997
                                                         ------------------------
                                                         HISTORICAL   AS ADJUSTED
                 Dollars in thousands                    ----------   -----------
DEBT:
     Credit Facility...................................   $115,100     $ 15,807
     Mortgages payable.................................     56,736       56,736
     Notes due 2005....................................         --       50,000
     Notes due 2008....................................         --       50,000
                                                          --------     --------
          Total debt...................................   $171,836     $172,543
                                                          --------     --------
EQUITY.................................................   $362,144     $362,144
                                                          --------     --------
          Total capitalization.........................   $533,980     $534,687
                                                          ========     ========

                              CERTAIN TRANSACTIONS

For the year ended December 31, 1997, the Company paid the Advisor approximately $2.1 million in advisory fees. The Advisor was a majority owned subsidiary of CNL Group, Inc., of which James M. Seneff, Jr., Chairman of the Board and Chief Executive Officer of the Company, and his spouse are the only stockholders.

Prior to the consummation of the Advisor Transaction, when a CNL Affiliate undertook the development of a property, it negotiated with the tenant a "developer's cost," comprised of both "hard" costs of development and "soft" costs, including reimbursement of certain of the CNL Affiliate's expenses and a development fee generally equal to five to 10 percent of the total cost of the property. The rent on the developed property generally was calculated on the basis of a market capitalization rate and the negotiated developer's cost. The Company purchased properties developed by CNL Affiliates at prices equal to the negotiated developer's costs, which included reimbursement of any expenses, as well as any development fees reflected in the developer's costs. The Company, however, did not pay acquisition fees or expense reimbursement in connection with the purchase of such properties.

During the year ended December 31, 1997, the Company acquired 32 properties and three buildings which were developed by the tenant on land parcels owned by the Company for purchase prices (exclusive of transaction fees and closing costs) totaling $137.5 million from unrelated third-parties. In connection with the acquisition of 27 of these properties and the three buildings, the Company paid the Advisor $2.6 million in acquisition fees and expense reimbursement fees. Also for the year ended December 31, 1997, the Company acquired 15 properties for an aggregate purchase price (exclusive of transaction fees and closing costs) of $39.3 million at an annualized cash on cost return (on an Inclusive Cost basis) of approximately 10.9 percent from CNL Affiliates who had developed the properties. The purchase prices paid by the Company for these 15 properties equaled the CNL Affiliates' costs, including development fees to affiliates of $2.6 million. No acquisition fees or expense reimbursement fees were paid to the Advisor in connection with the acquisition of these 15 properties.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

This discussion supplements the discussion set forth in the accompanying Prospectus under the heading "Federal Income Tax Considerations." On August 5, 1997, the President signed into law the Taxpayer Relief Act of 1997 (the "Act"), which contains provisions affecting the qualification and taxation of REITs and which provisions will apply to the Company beginning with its 1998 taxable year. The relevant REIT-related provisions of the Act are summarized in this paragraph. First, the Act repeals the 30 percent gross income test. Second, under the Act, the Company may elect to retain and pay income tax on its net long-term capital gains. If the Company so elects, each shareholder will take into income his share of the retained capital gain as long-term capital gain and will receive a credit or refund for his share of the tax paid by the Company. The shareholder will increase the basis of his shares of the Company by an amount equal to the excess of the retained capital gain included in his income over the tax deemed paid by him. Third, under the Act, the Company may render a minimal amount of impermissible "noncustomary" services to tenants and still treat the rent received from that property as "rents from real property," as long as the amount received for the services, or management or operation, during any taxable year does not exceed one percent of the Company's total receipts from the property during that year. For purposes of the foregoing, the amount attributable to any impermissible service, or management or operation, will be equal to at least 150 percent of the Company's direct cost for performing the service, management, or operation. Fourth, under the Act, the Company will not lose its REIT status for failing to send out shareholder demand letters in any year. Instead, the Company will incur a $25,000 penalty ($50,000 for intentional violations). Fifth, if the Company complies with the requirements for ascertaining the ownership of its outstanding shares (including by sending out shareholder demand letters) and does not know or have reason to know that it has violated the 5/50 rule (i.e., the rule that no more than 50 percent in value of the Company's outstanding shares may be owned, directly or indirectly, by five or fewer individuals during the last half of any taxable year), it will be treated as satisfying the 5/50 rule. Sixth, the Company may treat any wholly-owned corporation as a "qualified REIT subsidiary" regardless of whether the Company has always owned 100 percent of the stock of the corporation.

The Act also changed the maximum tax rates on capital gains applicable to noncorporate taxpayers. For capital gain taken into account after July 28, 1997, the maximum tax rate on long-term capital gains applicable to noncorporate taxpayers is 28 percent for sales and exchanges of assets held for more than one year, but not more than 18 months, and 20 percent for sales and exchanges of assets held for more than 18 months. The maximum tax rate applicable to noncorporate taxpayers on long-term capital gain from the sale or exchange of "Section 1250 property" (i.e., depreciable real property) is 25 percent to the extent that such gain would have been treated as ordinary income if the property were "Section 1245 property." With respect to distributions designated by the Company as capital gain dividends and any retained capital gains that the Company is deemed to distribute in taxable years beginning on and after January 1, 1998, the Company may designate (subject to certain limits) whether a distribution is taxable to its noncorporate stockholders at a 20 percent, 25 percent, or 28 percent rate.

Finally, the Act also changed the period for carrying forward net operating losses from 15 years to 20 years.

                              DESCRIPTION OF NOTES

The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the "Debt Securities" set forth in the accompanying Prospectus under "Description of Debt Securities," to which reference is hereby made.

GENERAL

The 2005 Notes and the 2008 Notes each constitute a separate series of Debt Securities (which are more fully described in the accompanying Prospectus) to be
issued under an Indenture, dated as of March   , 1998 (the "Original
Indenture"), as supplemented by Supplemental Indenture No. 1 dated as of March
  , 1998 (the "Supplemental Indenture" and together with the Original Indenture, the "Indenture"), between the Company and First Union National Bank (the "Trustee"). The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement is a part and is available for inspection at the offices of the Company. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and the Notes. All capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

The 2005 Notes will be limited to an aggregate principal amount of $50,000,000 and the 2008 Notes will be limited to an aggregate principal amount of $50,000,000. The Notes will be direct, senior unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to Indebtedness and other liabilities of the Company's Subsidiaries. Accordingly, such prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from encumbered or indirectly-held properties. In addition, the Notes will be repaid solely from the assets of the Company; holders of the Notes will not have recourse against any shareholder of the Company for the repayment of the Notes.

As of December 31, 1997, on a pro forma basis after giving effect to the Offering, the Company would have had approximately $172.5 million of indebtedness, of which approximately $56.7 million would have been secured by 45 of the Properties. The Company may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "-- Certain Covenants -- Limitations on Incurrence of Indebtedness."

The Notes will only be issued in fully registered form in denominations of $1,000 and integral multiples thereof.

PRINCIPAL AND INTEREST

The 2005 Notes will bear interest at      percent per annum and will mature on
            , 2005. The 2008 Notes will bear interest at      percent per annum
and will mature on             , 2008. The Notes will bear interest from
            , 1998 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears
on             and             of each year, commencing             , 1998
(each, an "Interest Payment Date"), to the Persons in whose name the applicable
Notes are registered in the Security Register on the preceding             or
            (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any Interest Payment Date or Stated Maturity falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or Stated Maturity, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banks in the City of New York or in the City of Charlotte are authorized or required by law, regulation or executive order to close.

The principal of and interest on the Notes will be payable at the corporate trust office of First Union National Bank (the "Paying Agent") in the City of Charlotte, North Carolina, initially located at 1525 West W.T. Harris Blvd., provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States.

OPTIONAL REDEMPTION

The Notes may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such Notes (the "Redemption Price").

If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes will be to receive payment of the Redemption Price. Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

If less than all the Notes are to be redeemed at the option of the Company, the Company will notify the Trustee at least 45 days prior to the giving of the redemption notice (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part. Notes may be redeemed in part in the minimum authorized denomination for Notes or in any integral multiple thereof.

"Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any 2005 Note or 2008 Note, as the case may be, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the respective 2005 Notes or 2008 Notes being redeemed or paid.

"Reinvestment Rate" means .25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

"Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by the Company.

CERTAIN COVENANTS

Limitations on Incurrence of Indebtedness. The Company will not, and will not permit any Subsidiary to, incur any Indebtedness (as defined below) if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all outstanding Indebtedness of the Company and its Subsidiaries (determined on a consolidated basis in accordance with GAAP) is greater than 60 percent of the sum of (without duplication) (i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

In addition to the foregoing limitation on the incurrence of Indebtedness, the Company will not, and will not permit any Subsidiary to, incur any Indebtedness secured by any Encumbrance (as defined below) upon any of the property of the Company or any Subsidiary if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all outstanding Indebtedness of the Company and its Subsidiaries (determined on a consolidated basis in accordance with GAAP) which is secured by any Encumbrance on property of the Company or any Subsidiary is greater than 40 percent of the sum of (without duplication) (i) the Total Assets of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

The Company and its Subsidiaries will not at any time own Total Unencumbered Assets (as defined below) equal to less than 150 percent of the aggregate outstanding principal amount of the Unsecured Indebtedness (as defined below) of the Company and its Subsidiaries on a consolidated basis.

In addition to the foregoing limitations on the incurrence of Indebtedness, the Company will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Debt Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Indebtedness and any other Indebtedness incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Indebtedness by the Company and its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period); (iii) in the case of Acquired Indebtedness (as defined below) or Indebtedness incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

Provision of Financial Information.  Whether or not the Company is subject to
Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15 (d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date
(i) if the Company is not then subject to such Section 13 or 15(d), transmit by mail to all Holders of Notes, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15 (d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder.

Waiver of Certain Covenants. The Company may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the 2005 Notes or the 2008 Notes, as the case may be (except any such term, provision or condition which could not be amended without the consent of all Holders of Notes), if before or after the time for such compliance the Holders of at least a majority in principal amount of all of the outstanding 2005 Notes or 2008 Notes, as the case may be, by act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition. Except to the extent so expressly waived, and until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

As used herein, and in the Indenture:

"Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

"Advisor Transaction" means the merger of CNL Realty Advisors, Inc. with and into a wholly-owned subsidiary of the Company which was consummated on January 1, 1998.

"Annual Debt Service Charge" for any period means the aggregate interest expense for such period in respect of, and the amortization during such period of any original issue discount of, Indebtedness of the Company and its Subsidiaries and the amount of dividends which are payable during such period in respect of any Disqualified Stock.

"Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

"Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Indebtedness of the Company and its Subsidiaries, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization of debt discount, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of such Person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the Stated Maturity of the Notes.

"Earnings from Operations" for any period means net earnings excluding (i) gains and losses on sales of investments, (ii) extraordinary items, (iii) property valuation losses and (iv) costs and expenses associated with the Advisor Transaction (which will include the fair market value, at the time of issuance, of the shares of the Company's common stock, $.01 par value, issuable to the former stockholders of the Advisor as a result of the Advisor Transaction, and reasonable attorneys' and accountants' fees and miscellaneous other expenses incurred by the Company in connection therewith), net as reflected in the financial statements of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

"Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.

"Indebtedness" of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments whether or not such indebtedness is secured by any Encumbrance existing on property owned by the Company or any Subsidiary, (ii) indebtedness for borrowed money of a Person other than the Company or a Subsidiary which is secured by any Encumbrance existing on property owned by the Company or any Subsidiary, to the extent of the lesser of (x) the amount of indebtedness so secured and (y) the fair market value (as determined in good faith by the Board of Directors of the Company) of the property subject to such Encumbrance, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, or (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock,
(v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another Person (other than the Company or any Subsidiary) (it being understood that

Indebtedness shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

"GAAP" means generally accepted accounting principles applied on a consistent basis.

"Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or
(ii) the outstanding equity interests of which are owned, directly or indirectly, by such Person. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

"Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP (but excluding accounts receivable and intangibles).

"Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all other assets of the Company and its Subsidiaries not subject to an Encumbrance for borrowed money all determined on a consolidated basis in accordance with GAAP (but excluding accounts receivable and intangibles).

"Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

"Unsecured Indebtedness" means Indebtedness which is not secured by any Encumbrance upon any of the properties of the Company or any Subsidiary.

See "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Company.

EVENTS OF DEFAULT

The Indenture provides that the following events are "Events of Default" with respect to the Notes: (a) default in the payment of any interest on any Notes when such interest becomes due and payable that continues for a period of 30 days; (b) default in the payment of the principal of (or Make-Whole Amount, if any, on) any Notes when due and payable; (c) default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture with respect to the Notes and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture; (d) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 10 days after written notice to the Company as provided in the Indenture; (e) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; and (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act. If an Event of Default specified in clause (f) above, relating to the Company or any Significant Subsidiary occurs, the principal amount of and the Make-Whole Amount on all outstanding Notes shall become due and payable without any declaration or other act on the part of the Trustee or of the Holders.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

The provisions of Article XIV of the Indenture relating to defeasance and covenant defeasance, which are described under "Description of Debt
Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus, will apply to the 2005 Notes and the 2008 Notes. Each of the covenants described under "-- Certain Covenants" herein and "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus will be subject to covenant defeasance.

BOOK-ENTRY SYSTEM

The Notes will be issued in the form of one or more fully registered global notes ("Global Notes") which will be deposited with, or on behalf of, the Depository Trust Company ("DTC"), and registered in the name of DTC's nominee, Cede & Co. Except under the circumstances described below, the Notes will not be issuable in definitive form.

Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

Upon the issuance of a Global Note, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Notes represented by such Global Note to the accounts of persons that have accounts with DTC ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to the Notes. Ownership of beneficial interests in a Global Note will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interests in the Global Note.

So long as DTC or its nominee is the registered owner of such Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Except as provided below, owners of beneficial interest in a Global Note will not be entitled to have any of the individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

Payment of principal of, any Make-Whole Amount on, and any interest on, individual Notes represented by a Global Note registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of Global Note representing such Notes. None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that DTC or its nominee, upon receipt of any payment of principal, Make-Whole Amount or interest in respect of a permanent Global Note representing any Notes, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Notes in exchange for the Global

Note or Notes representing the Notes. In addition, the Company may, at any time and in its sole discretion, determine not to have any Notes represented by one or more Global Notes and, in such event, will issue individual Notes in exchange for the Global Note or Notes representing the Notes. Individual Notes so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

DTC has advised the Company of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

GOVERNING LAW

The Indenture will be governed by and shall be construed in accordance with the laws of the State of New York.

NO PERSONAL LIABILITY

No past, present or future stockholder, employee, officer or director of the Company or any successor thereof shall have any liability for any obligation, covenant or agreement of the Company contained under the Notes or the Indenture. Each Holder of Notes by accepting such Notes waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

                                  UNDERWRITING

Subject to the terms and conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), severally, and each of the Underwriters has severally agreed to purchase, the respective principal amount of Notes set forth opposite its name below.

                                                              PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                        UNDERWRITER                            OF 2005 NOTES      OF 2008 NOTES
                        -----------                           ----------------   ----------------
J.P. Morgan Securities Inc. ................................
Goldman, Sachs & Co. .......................................
Salomon Brothers Inc........................................
                                                                -----------        -----------
          Total.............................................    $50,000,000        $50,000,000
                                                                ===========        ===========

Under the terms and conditions of the Underwriting Agreement, the Underwriters will be obligated to purchase all of the Notes if any are purchased.

The Underwriters have advised the Company that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price
less a concession not in excess of      percent of the principal amount of the
2005 Notes and      percent of the principal amount of the 2008 Notes. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of      percent of the principal amount of the 2005 Notes and      percent of
the principal amount of the 2008 Notes to certain other dealers. After the initial public offering, the public offering price and such concession may be changed.

The 2005 Notes and the 2008 Notes are each a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase the Notes in the open market to cover syndicate short positions or to stabilize the prices of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the Offering, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

In the ordinary course of their respective business, affiliates of the Underwriters have engaged, or may in the future engage, in commercial banking and investment banking transactions with the Company.

                                 LEGAL MATTERS

Certain legal matters, including the legality of the Notes being offered hereby, are being passed upon for the Company by Shaw Pittman Potts & Trowbridge, Washington, D.C., a partnership including professional corporations. Certain legal matters related to the Offering are being passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                   [COMMERCIAL NET LEASE REALTY, INC. LOGO]

                                  $300,000,000
                       COMMERCIAL NET LEASE REALTY, INC.
            DEBT SECURITIES, COMMON STOCK AND COMMON STOCK WARRANTS

                         ------------------------------

     Commercial Net Lease Realty, Inc. (the "Company") may from time to time offer in one or more series (i) its debt securities (the "Debt Securities"), which may be senior debt securities or subordinated debt securities, (ii) Common Stock, par value $.01 per share (the "Common Stock"), or (iii) warrants to purchase Common Stock (the "Common Stock Warrants"), with an aggregate public offering price of up to $300,000,000 on terms to be determined at the time or times of offering. The Debt Securities, Common Stock or Common Stock Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate classes or series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certified or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder thereof, terms for sinking fund payments, terms for conversion into Common Stock or other securities of the Company, and any public offering price; (ii) in the case of Common Stock, any public offering price; and (iii) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth or will be calculable from the information set forth in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such class or series of Offered Securities.

                         ------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                         ------------------------------

                 THE DATE OF THIS PROSPECTUS IS APRIL 22, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission. The Company's Common Stock is listed on the New York Stock Exchange under the ticker symbol "NNN." Reports, proxy statements and other information concerning the Company also may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement (the "Registration Statement") (of which this Prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any document are necessarily summaries of such documents, and in each instance reference is made to the copy of such documents filed with the Commission, each such statement being qualified in all respects by such reference. For further information regarding the Company and the Offered Securities, reference is hereby made to the Registration Statement and to the exhibits and schedules filed or incorporated as a part thereof which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The document listed below has been filed by the Company under the Exchange Act (Exchange Act file number 0-12989) with the Commission and is incorporated herein by reference:

          a. Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Kevin B. Habicht, Commercial Net Lease Realty, Inc., 400 East South Street, Suite 500, Orlando, Florida 32801 (telephone number: (407)422-1574).

                                  THE COMPANY

     Commercial Net Lease Realty, Inc., a Maryland corporation (the "Company"), is a real estate investment trust (a "REIT") formed in 1984 that acquires, owns and manages a diversified portfolio of high-quality, single-tenant, freestanding properties leased to major retail businesses under full-credit, long-term commercial net leases. As of December 31, 1996, the Company owned 195 properties acquired for an aggregate purchase price of approximately $371 million and having an annualized current cash on cost return (on an Inclusive Cost basis as defined below) of approximately 10.4%. For the purposes of the Prospectus, "Inclusive Cost" means all costs related to acquisitions, including but not limited to the purchase price, legal fees and expenses, commissions and title insurance.

     The Company focuses on acquiring freestanding properties that are located within intensive commercial corridors near traffic generators, such as regional malls, business developments and major thoroughfares. These properties, which generally have purchase prices of up to $7.5 million, attract a wide array of established retail tenants. Consequently, management believes that such properties offer attractive opportunities for stable current return and potential capital appreciation. In addition, management believes that the location and design of properties in this niche provide flexibility in use and tenant selection and an increased likelihood of advantageous re-lease terms.

     The Company has been successful in attracting tenants that operate in a variety of retail segments, including Eckerd Drug, Marshalls and Burger King, and "category killer" retailers such as Barnes & Noble Bookstores, OfficeMax, Computer City and Linens 'n Things. "Category killer" retailers offer an extensive variety of merchandise in a defined product category at competitive prices through a "superstore" format, providing the convenience of in-depth product selection in a single location. The Company intends to continue leasing properties it acquires in the future to "category killer" retailers or other major national or regional retail businesses.

     CNL Realty Advisors, Inc. (the "Advisor") is the Company's advisor. The Advisor is a majority owned subsidiary of CNL Group, Inc. ("CNL Group"), a diversified real estate company with expertise in commercial net leased investments that currently owns and manages, either directly or through affiliates (collectively, "CNL Affiliates"), a property portfolio with a cost in excess of $700 million. Under the direction of the Company's Board of Directors, the Advisor has responsibility for the day-to-day operations of the Company, including investment analysis and development, acquisitions, due diligence, and asset management and accounting services. Management of the Company believes that the Advisor's extensive experience and long-term relationships throughout the commercial net leased property industry benefits the Company in selecting, acquiring and managing its properties. In focusing on acquiring freestanding properties that are located within intensive commercial corridors which have been successful in attracting a variety of retail tenants, including "category killer" retailers, management of the Company also believes that the Advisor provides the Company with a competitive advantage in the management and operation of its real estate assets and in the identification of attractive investments. At the time the Company retained the Advisor in July 1992 the Company owned 28 properties leased to one tenant (three of which were subsequently sold). The aggregate cost of such properties was approximately $12.8 million. As of December 31, 1996, the Company had acquired 172 additional properties (two of which were subsequently sold) leased to 36 new tenants for an aggregate purchase price of approximately $361 million.

     Historically, the Company has not had a large enough asset base to provide the economies of scale needed to support efficiently the extensive general and administrative expenses of an in-house management team. As a result, the Advisor has incurred the full expense of a management and acquisition team while receiving advisory and acquisition fees that have offset this expense. However, management believes that the efficiencies currently experienced by employing a third-party advisor will diminish as the Company grows and expects that as the Company continues to grow it will be more cost effective to become self-administered. Management is currently considering whether it may be appropriate at this time to recommend to the Board of Directors that the Company become self-administered. Any recommendation would be evaluated by the Independent Directors, and any transaction by which the Company would become self-administered would be subject to the approval of the stockholders.

     The principal office of the Company is located at 400 East South Street, Suite 500, Orlando, Florida 32801 and the Company's telephone number is
(407)422-1574.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include the repayment of certain indebtedness outstanding at such time, the acquisition of single tenant freestanding properties as suitable opportunities arise and the expansion and improvement of certain properties in the Company's portfolio.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The Company's ratio of earnings to fixed charges for the year ended December 31, 1996 was 3.49, and for the years ended December 31, 1995, 1994, 1993 and 1992 was 4.06, 12.86, 9.77 and 6.18, respectively. For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will be direct obligations of the Company, which may be secured or unsecured, and which may be senior or subordinated indebtedness of the Company. The Debt Securities may be issued under one or more indentures, each dated as of a date before the issuance of the Debt Securities to which it relates and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. Each such indenture (collectively, the "Indenture") will be entered into between the Company and a trustee (the "Trustee"), which may be the same Trustee. The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities are summaries of the provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

TERMS

     The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the particular Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

     Except as set forth in any Prospectus Supplement, the Debt Securities may be issued without limits as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company's Board of Directors or as set forth in the applicable Indenture or one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuance of additional Debt Securities of such series.

     Each Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     The following summaries set forth certain general terms and provisions of the Indenture and the Debt Securities. The Prospectus Supplement relating to the series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms:

          (1) the title of such Debt Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Stock or other equity securities of the Company, or the method by which any such portion shall be determined;

          (4) if such Debt Securities are convertible, any limitation to the ownership or transferability of the Common Stock or other equity securities of the Company into which such Debt Securities are convertible in connection with the preservation of the Company's status as a REIT;

          (5) the date or dates, or the method for determining the date or dates, on which the principal of such Debt Securities will be payable;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (7) the date or dates, or the method for determining the date or dates, from which any such interest will accrue, the dates upon which any such interest will be payable, the record dates for payment of such interest or the method by which any such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (8) the place or places where the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange, and where notices or demands to or upon the Company in respect to such Debt Securities and the applicable Indenture may be served;

          (9) the period or periods within which, the price or prices at which, and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

          (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (12) whether the amount of payments of principal (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the events of default or covenants set forth in the applicable Indenture;

          (14) whether such Debt Securities will be issued in certificated or book-entry form;

          (15) whether such Debt Securities will be in registered or bearer form or both and, if and to the extent in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if and to the extent in bearer form, the denominations thereof and terms and conditions relating thereto;

          (16) the applicability, if any, of the defeasance and covenant defeasance provisions described herein or set forth in the applicable Indenture, or any modification thereof;

          (17) the terms, if any, upon which such Debt Securities may be convertible into Common Stock or other equity securities of the Company (and the class thereof) and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

          (18) whether and under what circumstances the Company will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

          (19) the provisions, if any, relating to the security provided for such Debt Securities; and

          (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Any material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as may be set forth in the applicable Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in a highly leveraged or similar action involving the Company or in the event of a change of control of the Company. However, certain restrictions on ownership and transfers of the Company's Common Stock and the Company's other equity securities designed to preserve its status as a REIT may act to prevent or hinder a change of control. See "Description of Common
Stock -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletion from, modification of or addition to the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the applicable Trustee's corporate trust office, the address of which will be set forth in the applicable Prospectus Supplement; provided, however, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     Any interest not punctually paid or duly provided for on any date upon which interest is payable with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice of which shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

     Subject to certain limitations applicable to Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee. In addition, subject to certain limitations applicable to Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location at which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     Neither the Company nor any Trustee will be required (i) to issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) to register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) to issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE

     Each Indenture will provide that the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that (a) either the Company must be the continuing corporation, or the successor corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets must expressly assume payment of the principal of (and premium, if any), and interest on, all of the outstanding Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no event of default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion concerning such conditions shall be delivered to the Trustee.

CERTAIN COVENANTS

     Existence. Except as permitted under "-- Merger, Consolidation or Sale," the Indenture will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by articles of incorporation, bylaws or statute) and franchises; provided, however, that the Company will not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business.

     Maintenance of Properties. The Indenture will require the Company to cause all of its properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition and must cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries will not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business.

     Insurance. The Indenture will require the Company to, and to cause each of its subsidiaries to, keep or cause to be kept in force upon all of its properties and operations policies of insurance carried with responsible companies in such amounts and covering all such risks as shall be customary in the industry in accordance with prevailing market conditions and availability.

     Payment of Taxes and Other Claims. The Indenture will require the Company to pay or discharge or cause to be paid or discharged (or, if applicable, cause to be transferred to bond or other security), before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary, and (b) all lawful claims for labor, materials and supplied which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary, provided, however, that the Company will not be required to pay or discharge (or transfer to bond or other security) or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity it being contested in good faith by appropriate proceedings.

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Indenture will require the Company, within 15 days after each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission if the Company were so subject, (a) to transmit by mail to all holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections,
(b) to file with the Trustee copies of the annual reports, quarterly and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (c) to supply promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder of Debt Securities.

     Additional Covenants. Any additional covenants of the Company with respect to any of the series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise provided in the applicable indenture, the Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in such Indenture; (e) default under any evidence of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured which results in the acceleration of indebtedness in an aggregate principal amount exceeding $10,000,000, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled as provided in the applicable Indenture; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee, of the Company or of any Significant Subsidiary or of the respective property of either; and (g) any other event of default provided with respect to that series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under any Indenture with respect to Debt Securities of any series issued thereunder at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under such Indenture, as the case may be) has been made, the holders of not less than a majority in principal amount of Debt Securities of such series (or of each series of Debt Securities then outstanding under such Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with such Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under such Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the nonpayment of accelerated principal (or specified portion thereof) with respect to Debt Securities of such series (or of all Debt Securities then outstanding under such Indenture, as the case may be) have been cured or waived as provided in such Indenture. The Indenture will also provide that the holders of not less than a majority in principal amount of the Debt Securities of any series (or of each series of Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in such Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     The Indenture will provide that the Trustee thereunder is required to give notice to the holders of Debt Securities issued thereunder within 90 days of a default under the Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any such series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of the Trustee consider such withholding to be in the interest of such holders.

     The Indenture will provide that no holder of Debt Securities of any series issued thereunder may institute any proceeding, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of the failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on the Debt Securities held by that holder at the respective due dates thereof.

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee thereunder is under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to such Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of each series of Debt Securities then outstanding under such Indenture, as the case may
be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee, or of exercising any trust or power conferred upon such Trustee. However, such Trustee may refuse to follow any direction which is in conflict with any law or such Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, the Company must delivery to each Trustee under the Indentures a certificate, signed by one of several specified officers, stating whether such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

     Modifications and amendments of any Indenture may be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued thereunder which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate of amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the currency or currencies, for payment of principal of, or premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in such Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

     The holders of a majority in aggregate principal amount of outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain covenants in the applicable Indenture, including those described in "-- Certain Covenants."

     Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any holder of Debt Securities issued thereunder for any of the following purposes: (a) to evidence the succession of another person to the Company as obligor under such Indenture; (b) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities issued thereunder or to surrender any right or power conferred upon the Company in such Indenture; (c) to add events of default for the benefit of the holders of all or any series of Debt Securities issued thereunder; (d) to add or change any provisions of such Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities issued thereunder in bearer form, or to permit or facilitate the issuance of such Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of such Debt Securities of any series in any material respect; (e) to change or eliminate any provision of such Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series issued thereunder created prior thereto which are entitled to the benefit of such provision; (f) to secure the Debt Securities issued thereunder; (g) to establish the form or terms of Debt Securities of any series issued thereunder, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock of the Company; (h) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under such Indenture by more than one Trustee; (i) to cure any ambiguity, defect or inconsistency in such Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued thereunder in any material respect; or (j) to supplement any of the provisions of such Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities issued thereunder, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series issued thereunder in any material respect.

     The Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series issued thereunder have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of such Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof; (b) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (a) above);
(c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security in the applicable Indenture; and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

     The Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series issued thereunder. A meeting may be called at any time by the Trustee and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the applicable Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage which is less than a majority in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the provisions described above, if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (a) there shall be no minimum quorum requirement for such meeting and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise indicated in the applicable Prospectus Supplement, the Company may discharge certain obligations to holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with such Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

     The Indenture will provide that, unless otherwise indicated in the applicable Prospectus Supplement, the Company may elect either (a) to defease and be discharged from any and all obligations (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) with respect to such Debt Securities ("defeasance") or (b) to be released from its obligations with respect to such Debt Securities under the applicable Indenture (being the restrictions described under the caption "-- Certain Covenants") or if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an opinion of Counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of such Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

     "Government Obligations" means securities which are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of actions by a central bank or other public institution of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise described in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default, other than the event of default described in clause (d) under "-- Events of Default, Notice and Waiver" with respect to the specified sections in the applicable Indenture (which Sections would no longer be applicable to such Debt Securities) or clause (g) thereunder with respect to any other covenants as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of default. In any such event, the Company would remain liable to make payments of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERTIBLE DEBT SECURITIES

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

     Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the conversion of Debt Securities, including a description of certain restrictions on the ownership of the Common Stock.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                          DESCRIPTION OF COMMON STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share, as well as 50,000,000 shares of Excess Stock, par value $0.01 per share, issuable in exchange for Common Stock as described in the Company's articles of incorporation. At March 31, 1996, the Company had outstanding 23,393,672 shares of Common Stock. All issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

GENERAL

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or upon the exercise of the Warrants to purchase Common Stock issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's articles of incorporation and bylaws.

COMMON STOCK

     The holders of Common Stock elect all directors and are entitled to one vote per share on all matters submitted to a vote of the stockholders. Stockholders are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share pro rata in any distribution to stockholders. Holders of Common Stock have no preemptive, subscription or conversion rights. The Common Stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

     The Company purchased from six limited partnerships and one general partnership 14 properties in July 1992, and purchased from a trust one property in August 1993, in exchange for the issuance to the partnerships and the trust of an aggregate of 346,172 restricted shares of Common Stock (the "CNL Transaction"). All of the shares issued in connection with the CNL Transaction are subject to piggyback registration rights under certain circumstances.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT, not more than 50 percent in value of its outstanding Common Stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year; the shares must be beneficially owned (without reference to any rules of attribution) by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and certain other requirements must be satisfied. See "Federal Income Tax Considerations -- Taxation of the Company."

     To ensure that five or fewer individuals do not own more than 50 percent in value of the outstanding Common Stock, the Company's articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8 percent in value (the "Ownership Limit") of the outstanding Common Stock. The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Company and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the status of the company as a REIT.

     The Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving the Company's status as a REIT, the Ownership Limit may prevent any person or small group of persons from acquiring unilateral control of the Company.

     If the ownership, transfer or acquisition of shares of Common Stock, or change in capital structure of the Company or other event or transaction would result in (a) any Person (as defined below) owning (applying certain attribution rules) Common Stock in excess of the Ownership Limit, (b) fewer than 100 Persons owning the Common Stock, (c) the Company being "closely held" within the meaning of Section 856(h) of the Code, or (d) the Company failing any of the gross income requirements of Section 856(c) of the Code or otherwise failing to qualify as a REIT, then the ownership, transfer or acquisition, or change in capital structure or other event or transaction that would have such effect will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the Common Stock to the extent required to avoid such a result. Common Stock owned, transferred or proposed to be transferred in excess of the Ownership Limit or which would otherwise jeopardize the Company's status as a REIT will automatically be converted to Excess Stock. A holder of Excess Stock is not entitled to distributions, voting rights, and other benefits with respect to such shares except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of Excess Stock, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee or holder of Excess Stock shall be repaid to the Company upon demand. Excess Stock shall be subject to repurchase by the Company at its election. The purchase price of any Excess Stock shall be equal to the lesser of
(i) the price paid in such purported transaction (or, in the case of a devise or gift or similar event resulting in the issuance of Excess Stock, the fair market value at the time of such devise or gift or event), or (ii) the fair market value of such Common Stock on the date on which the Company or its designee determines to exercise its repurchase right. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Stock and to hold such Excess Stock on behalf of the Company.

     For purposes of the Company's articles of incorporation, the term "Person" shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside to be used exclusively for the purposes described in
Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, or a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act; but does not include an underwriter which participated in a public offering of Common Stock for a period of sixty (60) days following the purchase by such underwriter of Common Stock therein, provided that the foregoing exclusions shall apply only if the ownership of such Common Stock by such underwriter would not cause the Company to fail to qualify as a REIT by reason of being "closely held" within the meaning of Section 856(a) of the Code or otherwise cause the Company to fail to qualify as a REIT.

     All certificates representing Common Stock will bear a legend referring to the restrictions described above.

     The articles of incorporation of the Company provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than
5.0 percent of the outstanding Common Stock, or such lower percentage as may be required pursuant to regulations under the Code or as may be requested by the Board of Directors, must file a written notice with the Company no later than January 31 of each year with respect to the prior year containing (a) the name and address of such owner, (b) the number of shares of Common Stock owned by such holder and (c) a description of how such shares are held. In addition, each stockholder shall be required to disclose, upon demand, to the Company in writing such information with respect to the direct indirect and constructive ownership of shares as the directors deem necessary to comply with the provisions of the Code as applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     The ownership limitations described above may have the effect of precluding acquisitions of control of the Company by a third party.

TRANSFER AGENT

     First Union National Bank of North Carolina is the Transfer Agent of the Common Stock.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following sets forth certain general terms and provisions of the Common Stock Warrants offered hereby. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (a) the title of such Common Stock Warrants; (b) the aggregate number of such Common Stock Warrants; (c) the price or prices at which such Common Stock Warrants will be issued; (d) the number of shares of Common Stock purchasable upon exercise of such Common Stock Warrants;
(e) the designation and terms of the other Offered Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Offered Security; (f) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (g) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (h) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (j) information with respect to book-entry procedures, if any; (k) any limitations on the acquisition or ownership of such Common Stock Warrants which may be required in order to maintain the status of the Company as a REIT; (l) a discussion of certain federal income tax considerations; and (m) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

     Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants, including a description of certain restrictions on the ownership of Common Stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The following is a summary of the material federal income tax consequences of the ownership of the Common Stock of the Company, prepared by Shaw, Pittman, Potts & Trowbridge, tax counsel to the Company ("Tax Counsel"). This discussion is based upon the laws, regulations, and reported rulings and decisions in effect as of the date of this Prospectus (or, in the case of certain regulations, proposed as of such date), all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income tax consequences applicable to all investors in light of their particular investment circumstances, or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to the operation of the Company, or to the purchase, ownership or disposition of the Common Stock, has been requested from the Internal Revenue Service (the "Service") or other tax authority. Tax Counsel has rendered certain opinions discussed herein and believes that if the Service were to challenge the conclusions of Tax Counsel, such conclusions should prevail in court. However, opinions of counsel are not binding on the Service or on the courts, and no assurance can be given that the conclusions reached by Tax Counsel would be sustained in court. Investors should consult their own tax advisors in determining the federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of the Common Stock of the Company.

TAXATION OF THE COMPANY

     General. Since its inception, the Company has elected, and believes it has qualified, to be taxed as a REIT for federal income tax purposes, as defined in Sections 856 through 860 of the Code. The provisions of the Code pertaining to REITs are highly technical and complex. If various conditions imposed by the Code are met, a REIT is, with limited exceptions, not taxed at the corporate level on income that is currently distributed to the REIT's stockholders. Undistributed income is taxed at regular corporate rates and may be subject to a 4 percent excise tax. In addition, a REIT may be subject to the "alternative minimum tax" on its items of tax preference and is subject to income tax at the highest corporate rate on income from foreclosure property and to penalty taxes on excessive unqualified income and prohibited transactions.

     If the Company fails to qualify as a REIT for any taxable year and certain relief provisions do not apply, the Company will be subject to federal income tax (including alternative minimum tax) as an ordinary corporation on its taxable income at regular corporate rates without any deduction or adjustment for distributions to holders of Common Stock. To the extent that the Company would, as a consequence, be subject to tax liability for any such year, the amount of cash available for satisfaction of its liabilities and for distribution to holders of Common Stock would be reduced. Distributions to holders of Common Stock generally would be taxable as ordinary income to the extent of current and accumulated earnings and profits and, subject to certain limitations, would be eligible for the corporate dividends received deduction, but there can be no assurance that any such distributions would be made. The Company would not be eligible to elect REIT status for the four subsequent taxable years, unless its failure to qualify was due to reasonable cause and not willful neglect and unless certain other requirements were satisfied.

     Opinion of Tax Counsel. Based upon representations made by officers of the Company with respect to relevant factual matters, upon the existing Code provisions, rules and regulations promulgated thereunder (including proposed regulations) and reported administrative and judicial interpretations thereof, upon Tax Counsel's independent review of such documents and other information as Tax Counsel deemed relevant in the circumstances and upon the assumption that the Company will operate in the manner described in this Prospectus, Tax Counsel has advised the Company that, in its opinion, (a) the Company has, for the years 1984 through 1996, met the requirements for qualification and taxation as a REIT and (b) the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for 1997. It must be emphasized, however, that the Company's ability to qualify as a REIT is dependent upon actual operating results and future actions and events by the Company and others, and no assurance can be given that the actual results of the Company's operations and the future actions and events will enable the Company to satisfy in any given year the requirements for qualification and taxation as a REIT.

     Requirements for Qualification as a REIT. As discussed more fully below, the Code defines a REIT as a corporation (a) which is managed by one or more trustees or directors; (b) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (c) which would be taxable, but for Sections 856 through 860 of the Code, as a domestic corporation; (d) which is neither a financial institution nor an insurance company; (e) the beneficial ownership of which is held by 100 or more persons; (f) which is not closely held; and (g) which meets certain other tests regarding the nature of its assets and income and the amount of its distributions.

     Ownership Tests. More specifically, the ownership requirements of a REIT are that (a) during the last half of each taxable year not more than 50 percent of the Company's outstanding shares may be owned, directly or indirectly, by five or fewer individuals and (b) there must be at least 100 stockholders on at least 335 days of such 12-month taxable year (or a proportionate number of days of a short taxable year). In order to meet these requirements, or to otherwise obtain, maintain or reestablish REIT status, and for no other purpose, the Company's articles of incorporation empowers the Board of Directors to redeem, at its option, a sufficient number of shares or to restrict the transfer thereof to bring or to maintain the ownership of shares of the Company in conformity with the requirements of the Code. The redemption price to be paid will be fair market value as reflected in the latest quotations, or, if no quotations are available, the net asset value of the shares as determined by the Board of Directors.

     Under the Company's articles of incorporation, each holder of common stock is required, upon demand, to disclose to the Board of Directors in writing such information with respect to direct and indirect ownership of shares of the Company as the Board of Directors deems necessary to comply with provisions of the Code applicable to the Company, or to comply with the requirements of any other appropriate taxing authority. Certain Treasury regulations govern the method by which the Company is required to demonstrate compliance with these stock ownership requirements and the failure to satisfy such regulations could cause the Company to fail to qualify as a REIT. The Company has represented that it has met, and expects to meet, these stock ownership requirements for each taxable year.

     Asset Tests. At the end of each quarter of a REIT's taxable year, at least 75 percent of the value of its total assets must consist of "real estate assets," cash and cash items (including receivables) and government securities. The balance of a REIT's assets generally may be invested without restriction, except that holdings of securities not within the 75 percent class of assets generally must not, with respect to any issuer, exceed 5 percent of the value of the REIT's assets or 10 percent of the issuer's outstanding voting securities. The term "real estate assets" includes real property, interests in real property, leaseholds of land or improvements thereon, and any property attributable to the temporary investment of new capital (but only if such property is stock or a debt instrument and only for the one-year period beginning on the date the REIT receives such capital). The Company has represented that at the end of each quarter it has met, and expects in the future to continue to meet, this asset test.

     Income Tests. A REIT also must meet three separate tests with respect to its sources of income for each taxable year.

     (i) The 75 Percent and 95 Percent Tests. In general, at least 75 percent of a REIT's gross income (excluding income from prohibited transactions) for each taxable year must be from rents from real property, interest on obligations secured by mortgages on real property, gains from the sale or other disposition of real property and certain other sources. In addition, a REIT must derive at least 95 percent of its gross income (excluding income from prohibited transactions) for each taxable year from any combination of the items of income which qualify under the 75 percent test, from dividends and interest and from gains from the sale, exchange or other disposition of certain stocks and securities.

     Rents received by a REIT will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts of sales. The Company's leases provide for either fixed rent, sometimes with scheduled escalations, or a fixed minimum rent and a percentage of gross receipts in excess of some threshold. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10 percent or more of the Company, directly or constructively owns 10 percent or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15 percent of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." The Company anticipates that none of its gross annual income will be considered attributable to rents that are based in whole or in part on the income or profits of any person;

that no more than a de minimis amount of its gross annual income will be considered attributable to the rental of personal property; and that none of its gross annual income will be from Related Party Tenants. Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental space for occupancy only and are not otherwise considered "rendered to the occupant." The Company or CNL Advisors will provide certain services with respect to the Properties. The Company does not anticipate that any of these services will be (a) of a type other than those usually or customarily rendered in connection with the rental space for occupancy only or (b) of a type considered rendered to any of the occupants of the Properties.

     Should an entity fail to satisfy either or both of the 75 percent or 95 percent tests for any taxable year, it may still qualify as a REIT if (a) such failure is due to reasonable cause and not willful neglect; (b) it reports the nature and amount of each item of its income on a schedule attached to its tax return for such year; and (c) the reporting of any incorrect information is not due to fraud with intent to evade tax. However, even if these three requirements were met and the REIT were not disqualified, a penalty tax of 100 percent would be imposed by reference to the amount by which the REIT failed the 75 percent or 95 percent test (whichever amount is greater). No mitigation provision applies if the 30 percent income test, described below, is failed. In such case, the Company will cease to qualify as a REIT.

     (ii) The 30 Percent Test. In addition to the 75 percent and 95 percent tests, a REIT must derive less than 30 percent of its gross income (including gross income from prohibited transactions) from the sale or other disposition of
(i) real property held for less than four years (other than foreclosure property or property involuntarily or compulsorily converted through destruction, condemnation or similar events); (ii) stocks or securities held for less than one year; and (iii) property sold or otherwise disposed of in a prohibited transaction. The Company has represented that it has not recognized and does not expect that it will recognize gross income of a type, in an amount or at a time which would cause it to fail the 30 percent test.

     Distribution Requirements. A REIT must distribute annually to its stockholders ordinary income dividends in an amount equal to at least (a) 95 percent of the sum of (i) its "real estate investment trust taxable income" (before deduction of dividends paid and excluding any net capital gains) and
(ii) the excess of net income from foreclosure property over the tax on such income, minus (b) certain excess non-cash income. Real estate investment trust taxable income generally is the taxable income of a REIT computed as if it were an ordinary corporation, with certain adjustments. Distributions must be made in the taxable year to which they relate or, if declared before the timely filing of the REIT's tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95 percent, but less than 100 percent, of its real estate investment trust taxable income, as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of
(x) 85 percent of its ordinary income, (y) 95 percent of its net capital gain net income for such year and (z) any undistributed taxable income from prior periods, the Company would be subject to a 4 percent excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company has represented that it has made and intends to make distributions to stockholders that will be sufficient to meet the annual distribution requirements. Under some circumstances, however, it is possible that the Company may not have sufficient funds from its operations to pay cash dividends to satisfy these distribution requirements. If the cash available to the Company is insufficient, the Company might raise cash in order to make the distributions by borrowing funds, issuing new securities or selling assets. If the Company ultimately were unable to satisfy the 95 percent distribution requirement, it would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation without any deduction or adjustment for distributions to holders of the Common Stock.

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

     If the Company were to fail to meet the 95 percent distribution requirement as a result of an adjustment to the Company's tax returns by the Service, the Company could maintain its qualification as a REIT by paying a "deficiency dividend" (plus a penalty and interest) within a specified period which will be permitted as a deduction in the taxable year with respect to which the adjustment is made.

     Taxation of Taxable Domestic Stockholders. For any taxable year in which the Company qualifies as a REIT for federal income tax purposes, distributions by the Company to its stockholders that are United States persons (generally, any person other than a nonresident alien individual, a foreign trust or estate or a foreign partnership or corporation) generally will be taxed as ordinary income. Amounts received by such United States persons that are properly designated as capital gain dividends by the Company generally will be taxed as long-term capital gain (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his Common Stock. However, corporate stockholders may be required to treat up to 20 percent of certain capital gain dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction allowed to corporations. Distributions to such United States persons in excess of the Company's current or accumulated earnings and profits will be considered first a tax-free return of capital, reducing the tax basis of each stockholder's Common Stock, and then, to the extent the distribution exceeds each stockholder's basis, a gain realized from the sale of Common Stock. The Company will notify each stockholder as to the portions of each distribution which, in its judgment, constitute ordinary income, capital gain or return of capital. Any dividend that is (a) declared by the Company in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months and (b) actually paid by the Company in January of the following year, shall be deemed to have been both paid by the Company and received by the stockholders on December 31 of such calendar year and, as a result, will be includable in gross income of the stockholders for the taxable year which includes such December 31.

     Stockholders may not deduct on their income tax returns any net operating or net capital losses of the Company. Net operating losses may be carried forward by the Company for 15 years and used to reduce taxable income and the amounts that the Company will be required to distribute in order to remain qualified as a REIT. Net capital losses may be carried forward by the Company for five years and used to reduce capital gains. Losses not used within the relevant period expire.

     Upon the sale or other disposition of the Company's Common Stock, a stockholder generally will recognize capital gain or loss equal to the difference between this amount realized on the sale or other disposition and the adjusted basis of the shares involved in the transaction. Such gain or loss will be long-term capital gain or loss if, at the time of sale or other disposition, the shares involved have been held for more than one year. In addition, if a stockholder receives a capital gain dividend with respect to a share of Common Stock which he has held for six months or less at the time of sale or other disposition, any loss recognized by the stockholder will be treated as long-term capital loss to the extent of the amount of the capital gain dividend that was treated as long-term capital gain.

     Distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, stockholders will not be able to apply any "passive activity losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital or capital gain dividends) and, on an elective basis, capital gain dividends and gain from the disposition of Common Stock generally will be treated as investment income for purposes of the investment income limitation.

     The state and local income tax treatment of the Company and its stockholders may not conform to the federal income tax treatment described above. (For example, in most states, individual stockholders who are residents of the state will be subject to state income tax on dividends and gains on their shares in the Company, but the state of Delaware -- unlike most, if not all, other states -- also taxes nonresident stockholders of a REIT on dividends and gains from the REIT to the extent, if any, that such income is attributable to property located in Delaware.) As a result, investors should consult their own tax advisors for an explanation of how other state and local tax laws would affect their investment in Common Stock.

     Backup Withholding. The Company will report to its stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 31 percent with respect to distributions paid unless such other holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

     Taxation of Tax-Exempt Stockholders. Distributions by the Company to a stockholder that is a tax-exempt entity generally will not constitute "unrelated business taxable income" ("UBTI") as defined in Section 512(a) of the Code, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. For taxable years beginning after December 31, 1993, however, qualified trusts that hold more than 10 percent (by value) of the shares of certain REITs may be required to treat a certain percentage of the distributions of such REITs as UBTI. The conditions which trigger this requirement do not currently exist, and the Company does not anticipate that they will ever exist. This requirement will apply only if (a) the REIT would not qualify as such for federal income tax purposes but for the application of a "look-through" exception to the five or fewer requirement applicable to shares being held by qualified trusts and (b) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either (i) a single qualified trust holds more than 25 percent by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10 percent by value of the REIT interests, hold in the aggregate more than 50 percent of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income (less certain associated expenses of the REIT). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5 percent for any year. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirements without relying upon the "look-through" exception. The existing restrictions on ownership of shares in the articles of incorporation will prevent the application of the provisions treating a portion of the REIT distributions as UBTI to tax-exempt entities purchasing shares pursuant to the Offering, absent a waiver of the restrictions by the Board of Directors.

                              ERISA CONSIDERATIONS

     THE FOLLOWING IS A SUMMARY OF MATERIAL CONSIDERATIONS ARISING UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA") AND THE PROHIBITED TRANSACTION PROVISIONS OF SECTION 4975 OF THE CODE THAT MAY BE RELEVANT TO PROSPECTIVE INVESTORS. THIS DISCUSSION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF ERISA OR THE CODE THAT MAY BE RELEVANT TO PARTICULAR INVESTORS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. A PROSPECTIVE INVESTOR THAT IS AN EMPLOYEE BENEFIT PLAN SUBJECT TO ERISA, A TAX-QUALIFIED RETIREMENT PLAN, AN IRA, OR A GOVERNMENTAL, CHURCH, OR OTHER PLAN THAT IS EXEMPT FROM ERISA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE OFFERED SECURITIES BY SUCH PLAN OR IRA.

FIDUCIARY DUTIES AND PROHIBITED TRANSACTIONS

     A fiduciary of a pension, profit-sharing, retirement or other employee benefit plan subject to ERISA (an "ERISA Plan") should consider the fiduciary standards under ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment of any portion of the ERISA Plan's assets in the Offered Securities. Accordingly, such fiduciary should consider (a) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA; (b) whether the investment is in accordance with the documents and instruments governing the ERISA Plan as required by Section 404(a)(1)(D) of ERISA; (c) whether the investment is prudent under Section 404(a)(1)(B) of ERISA; and (d) whether the investment is solely in the interests of the ERISA Plan participants and beneficiaries and for the exclusive purpose of providing benefits to the ERISA Plan participants and beneficiaries and defraying reasonable administrative expenses of the ERISA Plan as required by Section 404(a)(1)(A) of ERISA.

     In addition to the imposition of fiduciary standards, ERISA and Section 4975 of the Code prohibit a wide range of transactions between an ERISA Plan, an IRA, or certain other plans (collectively, a "Plan") and persons who have certain specified relationships to the Plan ("parties in interest" within the meaning of ERISA and "disqualified persons" within the meaning of the Code). Thus, a Plan fiduciary or person making an investment decision for a Plan also should consider whether the acquisition or the continued holding of the Offered Securities might constitute or give rise to a direct or indirect prohibited transaction.

PLAN ASSETS

     The prohibited transaction rules of ERISA and the Code apply to transactions with a Plan and also to transactions with the "plan assets" of a Plan. The "plan assets" of a Plan include the Plan's interest in an entity in which the Plan invests and, in certain circumstances, the assets of the entity in which the Plan holds such interest. The term "plan assets" is not specifically defined in ERISA or the Code, nor, as of the date hereof, has it been interpreted definitively by the courts in litigation. On November 13, 1986, the United States Department of Labor, the governmental agency primarily responsible for administering ERISA, adopted a final regulation (the "DOL Regulation") setting out the standards it will apply in determining whether an equity investment in an entity will cause the assets of such entity to constitute "plan assets." The DOL Regulation applies for purposes of both ERISA and Section 4975 of the Code.

     Under the DOL Regulation, if a Plan acquires an equity interest in an entity, which equity interest is not a "publicly-offered security," the Plan's assets generally would include both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulation defines a publicly-offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The Common Stock is being sold in an offering registered under the Securities Act and will be registered within the relevant time period under Section 12(b) of the Exchange Act.

     The DOL Regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a class of securities will not fail to be "widely held" solely because the number of independent investors falls below 100 subsequent to a public offering as a result of events beyond the issuer's control. The Company expects the Common Stock to be "widely held."

     The DOL Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The DOL Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this Offering, certain restrictions ordinarily will not affect, alone or in combination, the finding that such securities are freely transferable. The Company believes that the restrictions imposed under the articles of incorporation on the transfer of the Common Stock are limited to restrictions on transfer generally permitted under the DOL Regulation and are not likely to result in the failure of the Common Stock to be "freely transferable." See "Description of Common Stock -- Restrictions on Ownership." The DOL Regulation only establishes a presumption in favor of a finding of free transferability and, therefore, no assurance can be given that the Department of Labor and the U.S. Treasury Department would not reach a contrary conclusion with respect to the Common Stock.

     Assuming that the Common Stock will be "widely held" and "freely transferable," the Company believes that the Common Stock will be publicly-offered securities for purposes of the DOL Regulation and that the assets of the Company will not be deemed to be "plan assets" of any plan that invests in the Common Stock.

     Additional ERISA considerations that apply to the acquisition or continued holding of Offered Securities that are Common Stock Warrants or Debt Securities which are convertible into equity securities will be contained in the applicable Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions set forth in an applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less or more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference from the Company's Annual Report on Form 10-K in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Offered Securities will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C., a partnership including professional corporations. In addition, the description of federal income tax consequences contained in this Prospectus is based upon the opinion of Shaw, Pittman, Potts & Trowbridge.